The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Supplement (To prospectus dated July 12, 2007)	Subject to completion, dated July 31, 2007 Filed Pursuant to Rule 424(b)(3) Registration No. 333-144499

FCStone Group, Inc.

1,865,042 Shares

of Common Stock

                    , 2007

All of the 1,865,042 shares of our common stock are being offered by the selling stockholders identified in this prospectus supplement. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “FCSX.” The last reported sale price of our common shares on the NASDAQ Global Select Market on July 30, 2007 was $48.98 per share.

See “ Risk Factors” beginning on page S-11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters expect to deliver the shares of common stock offered by this prospectus supplement to purchasers on or about             , 2007.

BMO Capital Markets	Banc of America Securities LLC

William Blair & Company	Raymond James	Sandler O’Neill + Partners, L.P.

Prospectus Supplement

You should rely only on the information contained in this prospectus supplement and accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “our,” “us,” the “Company” or “FCStone” refer to FCStone Group, Inc., and its direct and indirect subsidiaries. When we refer to our “Certificate of Incorporation” we mean FCStone Group, Inc.’s Certificate of Incorporation, as amended. When we refer to our “Bylaws” we mean FCStone Group, Inc.’s Bylaws. The terms “fiscal year” and “fiscal” refer to the year ended on August 31 of the year referenced, while the terms “calendar year” and “year” refer to the year ended December 31 of the year referenced.

As you read these documents, you may find some differences in information from one document to another. You should assume that the information appearing in the prospectus supplement or the accompanying prospectus is accurate only as of the date on their respective covers, and you should assume the information appearing in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date that document was filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since those dates.

ii

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and our reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and incorporated by reference in this prospectus supplement contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, such as those pertaining to our plans, strategies and prospects, both business and financial. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, strategy, anticipated, estimated or projected results or achievements expressed or implied by these forward-looking statements. These factors include, among other things, customer acceptance of risk management, commodity price volatility, transaction volumes, interest rates and our ability to develop new products for our customers. You should consider the risks described in the “Risk Factors” section beginning on page S-11 of this prospectus supplement, and the “Risk Factors” section of our annual report on Form 10-K for the year ended August 31, 2006, as amended, and, to the extent applicable, our quarterly reports on Form 10-Q, in evaluating any forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

In some cases, you can identify forward-looking statements by use of words such as “will be,” “intend,” “continue,” “believe,” “may,” “expect,” “hope,” “anticipate,” “goal,” “forecast,” or other comparable terms, or by discussions of strategy, plans or intentions.

There is no assurance the events discussed or incorporated by reference in this prospectus supplement, the accompanying prospectus or circumstances reflected in the forward-looking statements will occur and actual results, performance or achievements could differ materially from those anticipated or implied in the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus supplement or the accompanying prospectus whether as a result of new information, future events or otherwise.

iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all of the information that is important to you. Before making a decision to purchase our common stock, you should carefully read this entire prospectus supplement and the accompanying prospectus, especially the “Risk Factors” section on page S-11 of this prospectus supplement and the “Risk Factors” section of our annual report on Form 10-K for the year ended August 31, 2006, as amended, and incorporated by reference herein, as well as the “Risk Factors” section in our quarterly reports on Form 10-Q, to the extent applicable, and the other documents incorporated by reference in this prospectus supplement and in the accompanying prospectus. Unless otherwise indicated, financial information included in this prospectus supplement is presented on a historical basis.

Our Company

We are an integrated commodity risk management company providing risk management consulting and transaction execution services to commercial commodity intermediaries, end-users and producers. We assist primarily middle-market customers in optimizing their profit margins and mitigating their exposure to commodity price risk. In addition to our risk management consulting services, we operate one of the leading independent clearing and execution platforms for exchange-traded futures and options contracts. We serve more than 7,500 customers and, in the twelve months ended May 31, 2007, executed more than 54.1 million contracts in the exchange-traded and over-the-counter (“OTC”) markets. As a natural complement to our commodity risk management consulting services, we also assist our customers with the financing, transportation and merchandising of their physical commodity requirements and inventories.

We began offering commodity risk management consulting services to grain elevators in 1968. Since that time, our business has evolved to meet the changing needs of our customers. In response to these changing needs, we expanded our risk management services from a focus on agricultural futures and options to a wider array of instruments, including OTC derivatives, and to other commodities, including energy commodities, forest products and food products. We operated as a member-owned cooperative until 2005, when we converted to a stock corporation to improve our access to capital and to facilitate continued growth in our operations.

We provide our customers with various levels of commodity risk management services, ranging from value-added consulting services delivered through our Integrated Risk Management Program (“IRMP”) to lower-margin clearing and execution services for exchange-traded futures and options. Our consultative focus is demonstrated by the IRMP, which involves providing our customers with commodity risk management consulting services that are designed to help them mitigate their exposure to commodity price risk and maximize the amount and certainty of their operating profits. In performing consulting services, we educate our customers as to the commodity risks that they may encounter and how they can use the derivative markets to mitigate those risks. The IRMP forms the basis of our value-added approach and serves as a competitive advantage in customer acquisition and retention. We offer our customers access to both exchange-traded and OTC derivative markets, integrating the two platforms into a combined product offering delivered by our approximately 117 commodity risk management consultants. We also offer clearing and execution services to a broad array of exchange-traded futures and options market participants including commercial accounts, professional traders, managed futures funds, introducing brokers and retail customers. We are a futures commission merchant (“FCM”) with clearing-member status at all of the major U.S. commodity futures and options exchanges. As of May 31, 2007, we were the third largest FCM in the U.S., as measured by required customer segregated assets, not affiliated with a major financial institution or commodity intermediary, end-user or producer.

In addition to offering our commodity and risk management services and clearing and execution services discussed above, we also operate in two other related businesses. We offer financing services that help our customers finance physical grain inventories and other commodities. We also provide financial support for commodity or commodity-related transactions in exchange for a share of customer profits. In our grain merchandising business, we operate through our minority interest in FGDI, LLC (“FGDI”). FGDI acts as a grain dealer in the United States and international markets, primarily Asia, Latin America and Canada. The primary role of FGDI is to link merchandisers of grain products through our network of industry contacts, serving as an intermediary to facilitate the purchase and sale of grain. Prior to June 1, 2007, we owned 70% of FGDI. On June 1, 2007, we sold a portion of our interest in FGDI, to Agrex, Inc. (“Agrex”), a subsidiary of Mitsubishi and the other existing member of FGDI. We retained a 25% interest in the equity of FGDI to allow us to continue to benefit from FGDI’s network of industry contacts and grain merchandising capabilities.

On March 16, 2007 our common stock began trading on the NASDAQ Global Select Market under the trading symbol “FCSX.” On March 21, 2007 we completed the initial public offering of our common stock.

We are incorporated in the state of Delaware. Our principal offices are located at 2829 Westown Parkway, Suite 100, West Des Moines, Iowa 50266, and our telephone number is (866) 522-7188. We also have a website located at www.fcstone.com. The information that appears on our website is not part of, and is not incorporated into this prospectus supplement.

Recent Corporate Developments

Recent Financial Results

Revenues, net of cost of commodities sold, a non-GAAP financial measure, were $64.4 million in the quarter ended May 31, 2007, compared to $47.6 million in the prior year quarter, an increase of 35.3%. Net income increased 97.6% to $8.1 million, or $0.43 per diluted share, for the third quarter, compared to $4.1 million, or $0.28 per diluted share in the prior year quarter.

Stock Split

On July 10, 2007, our board of directors approved a three-for-two stock split that will be distributed in the form of a 50% stock dividend. Our stockholders of record at the close of business on September 17, 2007 will receive one additional share for every two shares of common stock held on that date. We intend to distribute the shares on September 27, 2007. The stock split will increase the number of shares of common stock outstanding from approximately 18.3 million to approximately 27.4 million.

Latin American/Brazilian Operations

Our Latin American/Brazilian operations continue to grow rapidly, driven primarily by increases in exchange-traded and OTC contract volume from our growing number of Brazilian customers. We are continuing to build our infrastructure to better serve this market and capitalize on the significant opportunity in this region. During the three months ended May 31, 2007, we increased the number of risk management consultants located in our Brazil office from 10 to 13. In addition, we have six risk management consultants located in the U.S. that service accounts in Latin America and Brazil. While these consultants provide advisory and execution services to customers that focus on agricultural commodities, such as sugar, corn, coffee, soybeans and cotton, they also assist our clients in managing their growing currency risk through the international foreign exchange markets.

Carbon Credit Trading

In early 2006, we established FCStone Carbon, LLC (“FCStone Carbon”) to pursue opportunities involving carbon credits. FCStone Carbon is in the process of marketing carbon and other emission credits generated by third parties and sharing in the proceeds from the sale of such credits. Although an established carbon credits trading market, similar to the European Union Emission Trading Scheme, has yet to emerge in the U.S., we believe that such a system is likely to develop in the U.S. We believe that our experience and relationships in the agricultural industry, together with our expertise in commodities trading, presents us with significant opportunities to benefit from the increasing importance of carbon emissions and the potential development of a carbon emissions trading market in the U.S. We have access to an inventory of carbon credits and have a contractual right to share income from the sale of carbon credits from a business partner. In March 2007, we entered into a transaction that could result in the sale of options on our carbon credits, subject to such credits being validated and approved.

Electronic Communication Network

Agora-X, LLC (“Agora-X”), a wholly-owned subsidiary, is developing an electronic communication network (“ECN”) for OTC transactions. Agora-X intends to act as an aggregator and delivery method for OTC contracts, which will enable market participants to internalize electronic order flow and benefit from the best pricing from other market participants. We are currently in the developmental stage of this ECN initiative. We anticipate that further development costs may be funded by investments from third parties and that ultimately we may be a minority investor in this business.

Biodiesel Production

Green Diesel, LLC, a startup biodiesel company in which FCStone currently has a 25% ownership interest, and outstanding warrants for up to an aggregate 48% ownership interest, began producing test batches of biodiesel in June 2007. This biodiesel manufacturing facility is located in the Port of Houston, Texas and is designed for an annual capacity of 46 million gallons of biodiesel. We expect it to commercially produce biodiesel in fiscal 2008.

FGDI

On June 1, 2007, we sold a portion of our interest in FGDI to Agrex, a subsidiary of Mitsubishi, which was the other member of FGDI, for $6.75 million. We retained a 25% interest in FGDI. We anticipate that, under applicable accounting standards, FGDI’s revenues, costs and expenses will no longer be consolidated in our consolidated statements of operations for future periods beginning with the quarter ended August 31, 2007. Under the equity method of accounting, we will instead report our proportionate share of FGDI’s net income as a single line item on our consolidated statements of operations. Also, we anticipate that we will no longer report a minority interest in FGDI.

Competitive Strengths

Long-Term Relationship-Focused Commodity Risk Management Company

We are a relationship-oriented company focused on commodity risk management consulting services. We believe that our long-standing presence in the local, regional and national commodity markets enables us to penetrate rapidly evolving commodity markets, where the risk management needs of the participants are changing due to high commodity prices and increased commodity price volatility. We believe our key competitive advantage is the ability to work with customers to help them design and implement commodity risk management programs, which leads to enduring customer relationships and more predictable financial performance for our customers.

Skilled Risk Management Consultants

We employ approximately 117 commodity risk management consultants, who have an average tenure with us of over eight years, most of whom have extensive product and industry expertise. Our risk management consultants are in regular contact with customers as they deliver services, including the IRMP. This close contact provides our consultants with an appreciation of the needs of our customers and the opportunities in the marketplace. As a result, our risk management consultants can identify opportunities and develop new products and strategies with the assistance of our experienced management team. Knowledge derived from this experience can also be applied to new commodity types and risks permitting us to expand into new markets.

Middle-Market Focus

We focus primarily on middle-market commercial commodity intermediaries, end-users and producers. These companies often have significant commodity risk requiring sophisticated risk management consulting services, but lack the resources or expertise to field an in-house team of risk management professionals. Our platform also enables us to extend commodity risk management consulting services to middle-market customers that may not be large enough to attract the attention of large financial institutions or commodity firms. We believe our integrated business model provides the greatest value to these middle-market companies.

Integrated Business Model

We operate an integrated business model whereby we develop commodity risk management strategies for our customers and execute them through both the exchange-traded and the OTC markets, providing an efficient mechanism for developing and executing a customer’s commodity risk management program. In our Commodity and Risk Management Services (“C&RM”) segment, we traded 2.2 million exchange-traded contracts in the nine months ended May 31, 2007, which represented a 0.6 million contract increase, or 37.5%, over the nine months ended May 31, 2006, when we traded 1.6 million contracts. In the nine months ended May 31, 2007, we traded 0.5 million OTC contracts, which represented a 0.3 million contract increase, or 150.0% increase over the nine months ended May 31, 2006, when we traded 0.2 million OTC contracts.

Management Expertise

Our senior management team is composed of individuals with experience working in commodity management, risk management or commodity trading. Our Chief Executive Officer, Paul Anderson, started at FCStone in 1987 as the director of the integrated marketing program and assumed the role of CEO in 1999. He has 31 years of experience in the industry. Our Chief Operating Officer, Stephan Gutierrez, started at FCStone in 2002 and possesses 32 years of experience in trading, risk and asset management of various commodities. In addition, our Chief Financial Officer, Robert Johnson, has 25 years of experience in the industry, and has worked as CFO for FCStone since 1987. Our Executive Vice President, Jeff Soman joined FCStone in 2000 and has worked in the commodities industry for over 26 years.

Leading Position in Renewable Fuels Industry

Through our experience managing commodity risk, we have gained what we believe to be a leading role in the renewable fuels industry. The renewable fuels industry, which includes products such as ethanol and biodiesel, has grown at a rapid pace. For example, according to the Renewable Fuels Association, ethanol production capacity has grown at a compound annual growth rate (“CAGR”) of 20.5% since 2001. This growth has been driven by high crude oil prices and government programs to reduce U.S. dependence on foreign sources of energy. By leveraging our core competencies of risk management consulting and grain merchandising, we provide risk management services to producers representing approximately 25% of the domestic ethanol capacity, as well as other producers in the renewable fuels industry. It is the experience that we have gained through our grain merchandising business that has allowed us to source the physical inputs for our ethanol-producing clients and to assist in marketing the by-products of ethanol production.

Independent Consultant with Access to Markets

We are an independent commodity risk manager and FCM that is not affiliated with a major financial institution or commodity intermediary or end-user, with the ability to offer full trade and order execution through every major commodities exchange in the world. Our independence gives us the ability to offer advice and services that are not influenced by our other operations. Our middle-market customers can be particularly sensitive to this issue, and accordingly, we believe our independence differentiates us from much of our competition.

Growth Strategies

Further Penetrate New Customer Segments

We believe there are significant opportunities to further penetrate new customer segments to diversify our revenue stream. We have capitalized on our reputation and position as an independent provider of commodity risk management consulting services to expand into new customer segments. Opportunities for potential growth include renewable fuels, natural gas end-users, weather futures, the fuel surcharge business, forest products, food products, carbon or emission credits and international markets. We plan to continue deploying resources, including our team of risk management consultants, into areas where volatile market conditions have increased commodity risk exposure or have otherwise created new opportunities for intermediaries, end-users and producers.

Expand Risk Management Consulting Services

We believe that offering new products and services to our existing customer base presents significant growth opportunities. Our risk management consultants continually examine the changing needs of our customers and identify solutions as our customers encounter new commodity-oriented risks. For example, in fiscal 2005 we developed a new grain product called the “FCStone Accumulator” for our grain elevator customers to market to their customers. This product represents an example of our ability to bring new products to our traditional grain elevator customers to serve the needs of their grain producing customers.

Expand International Presence

We intend to continue our expansion into international markets where customers tend to be in the early stage of acceptance of commodity risk management consulting services and products. Our international initiative essentially began in 1996 with our direct marketing of commodity futures to internationally-based companies. This effort has evolved and we currently have five international offices located in Campinas, Brazil; Beijing, China; Dalian, China; Winnipeg, Canada and Blenheim, Canada, and representation in Dublin, Ireland. The customers in these markets tend to be in the early stage of acceptance of commodity risk management consulting services and products, which creates an opportunity for us to utilize the educational and consultative approach inherent in the IRMP to further penetrate the market.

Our Latin American/Brazilian operations continue to grow rapidly, driven primarily by increases in exchange-traded and OTC contract volume from our growing number of Brazilian customers. We are continuing to build our infrastructure to better penetrate this market and fully realize the significant opportunity in this region. During the three months ended May 31, 2007, we increased the number of risk management consultants calling on this market from 10 to 13. In addition, we have six risk management consultants located in the U.S. that service accounts in Latin America and Brazil. While these consultants provide advisory and execution services to customers that focus on agricultural commodities, such as sugar, corn, coffee, soybeans and cotton, they also assist our clients in managing their growing currency risk through the international foreign exchange markets.

Develop Human Capital

We intend to increase the number of new risk management consultants that we hire. Commodity risk management consultants enable us to deliver our value-added products and services to the marketplace. Our consultants are responsible for developing customer relationships, analyzing the commodity risk of our customers, developing strategies to mitigate this risk and executing these strategies at the direction of our customers. We continue to reassess and develop our training programs to address new and developing products and industries that have growth potential. In fiscal 2007, we hired ten new consultants into our two-year training program and seven interns to work along side our permanent risk management consultants. As our business grows we expect to continue to increase the number of new risk management consultants that we hire.

Understanding the critical role of our risk management consultants, we provide our risk management consultants with a continuing development program that includes formal training, mentoring and hands-on experience. We have experienced employee turnover among risk management consultants of less than 10% per year over the last four fiscal years. We attribute this low turnover to the platform and products provided these individuals to develop their business.

Capitalize on Shift to Electronic Trading

We intend to capitalize on the growth opportunities made available by the shift to electronic trading. Due to customer demand for electronic trading, new fully electronic exchanges have emerged and established exchanges have developed electronic platforms that trade alongside traditional open-outcry systems. The shift to electronic trading has resulted in a significant growth in trading volumes. For example, since 1998 electronic trading on the CME has grown at a CAGR of 74.9% while open outcry trading has grown at a CAGR of 7.1% over the same time period. The positive effects of electronic trading, will be most directly felt in our clearing business, where customers will be drawn to lower cost trading. In addition, the benefits of electronic trading extend into our commodity risk management business by lowering trading costs and increasing consultant productivity, enhancing the importance of a high level of service.

Pursue Strategic Opportunities

We plan to supplement our internal growth by pursuing strategic transactions and partnerships. These strategic transactions and partnerships may include acquisitions of businesses, customer accounts, products or technologies which may expand our products and services, enhance our technology or take advantage of new developments and potential changes in our industry or an industry we are planning to enter. We believe that strategic transactions and partnerships are likely to continue in our industry and we intend to pursue them to further strengthen and diversify our business.

The Offering

Common stock offered by the selling stockholders	1,865,042 shares

Common stock to be outstanding after this offering	18,277,711 shares (1)

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling stockholders. Please see the section entitled “Use of Proceeds.”

Dividend policy

Regular dividends may be declared and paid on our common stock at the discretion of our board of directors. Any determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions and other factors.

Risk factors

See the “Risk Factors” section on page S-11 of this prospectus supplement, and the “Risk Factors” section of our annual report on Form 10-K for the year ended August 31, 2006, as amended, and, to the extent applicable, our quarterly reports on Form 10-Q, each of which is incorporated herein.

NASDAQ Global Select Market symbol	FCSX

(1)	This number includes 2,744,734 shares of Series 1 common stock, 3,186, 656 shares of Series 2 common stock, and 3,373,256 shares of Series 3 common stock. The shares of Series 1, 2 and 3 common stock are subject to significant transfer restrictions under our certificate of incorporation as described under “Description of Capital Stock—Transfer Restrictions” in the accompanying prospectus. The transfer restriction periods will expire:

•	on September 17, 2007, in the case of Series 1 Common Stock,

•	on March 15, 2008, in the case of Series 2 Common Stock, and

•	on September 11, 2008, in the case of Series 3 Common Stock.

Upon expiration of the transfer restrictions, the shares of Series 1, 2 and 3 common stock will automatically convert into unrestricted shares of common stock.

Unless otherwise indicated, all of the information in this prospectus:

•	excludes 300,000 shares of our common stock reserved for future grants under our Equity Incentive Plan; and

•

does not give effect to the three-for-two stock split to be effected as a 50% stock dividend distributed on September 27, 2007, to stockholders of record at the close of business on September 17, 2007.

Summary Financial Data

The table shown below presents our summary financial data at the date and for the periods indicated. The summary financial data as of August 31, 2005 and August 31, 2006 and for each of the fiscal years in the three-year period ended August 31, 2006 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The summary financial data as of and for the nine months ended May 31, 2006 and 2007 have been derived from our unaudited consolidated financial statements which are incorporated by reference in this prospectus supplement, and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for those periods. Operating results for the nine-month period ended May 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ended August 31, 2007. Historical per share data has been omitted for each fiscal year prior to the fiscal year 2005 because under our previous cooperative structure in place during those periods, earnings of the cooperative were distributed as patronage dividends to member stockholders based on the level of business conducted with the cooperative as opposed to a common stockholder’s proportionate share of underlying equity in the cooperative.

You should read the data set forth below in conjunction with our consolidated financial statements and the related notes thereto incorporated by reference herein.

	Fiscal Year Ended August 31,			Nine Months Ended May 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(amounts in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Commissions and clearing fees	$67,594	$76,674	$105,622	$74,635	$101,547
Service, consulting and brokerage fees	12,008	18,913	33,388	24,598	29,152
Interest	3,982	8,177	23,174	15,277	31,172
Other	4,521	7,463	2,638	2,480	2,392
Sales of commodities	1,536,209	1,290,620	1,129,983	860,678	1,101,752

Total revenues	1,624,314	1,401,847	1,294,805	977,668	1,266,015

Costs and expenses:
Cost of commodities sold	1,519,221	1,275,094	1,112,949	848,480	1,084,200
Employee compensation and broker commissions	30,160	32,578	44,229	30,663	34,624
Pit brokerage and clearing fees	26,713	33,141	47,613	33,626	47,182
Introducing broker commissions	10,704	14,459	22,826	15,575	25,208
Employee benefits and payroll taxes	7,136	8,044	9,801	7,292	8,252
Interest	4,418	3,946	5,705	4,335	9,069
Depreciation	861	1,551	1,674	1,214	1,336
Bad debt expense	716	4,077	1,909	1,709	1,632
Other expenses	15,365	18,926	23,568	16,824	19,770

Total costs and expenses	1,615,294	1,391,816	1,270,274	959,718	1,231,273

Income before income tax expense and minority interest	9,020	10,031	24,531	17,950	34,742
Minority interest	576	(499)	(226)	(370)	639

Income after minority interest and before income taxes	8,444	10,530	24,757	18,320	34,103
Income tax expense	2,030	3,950	9,500	6,950	12,800

Net income	$6,414	$6,580	$15,257	$11,370	$21,303

Weighted average shares outstanding:
Basic(1)		13,071	14,499	14,487	15,677
Diluted(1)		13,071	14,499	14,487	15,847
Earnings per share(1):
Basic	—	$0.50	$1.05	$0.78	$1.36
Diluted	—	$0.50	$1.05	$0.78	$1.34
Cash dividends declared per share(1)	—	$—	$0.20	$0.20	$0.42

	August 31,			May 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(amounts in thousands)
Statement of Financial Condition Data:
Total assets(2)	$603,827	$809,584	$1,057,207	$1,163,562	$1,507,387
Notes payable and subordinated debt(2)	47,281	42,411	55,169	90,403	88,984
Obligations under capital leases(2)	4,675	4,125	3,575	3,713	3,162
Minority interest	5,488	4,755	3,607	3,463	4,246
Redeemable common stock held by Employee Stock Ownership Plan (ESOP)(3)	—	4,487	6,079	6,079	—
Total stockholders’ equity	39,829	45,185	58,895	52,288	162,231

	Fiscal Year Ended August 31,			Nine Months Ended May 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(amounts in thousands, except percentage amounts)
Segment Data:
Income (loss) before income tax expense and minority interest:
Commodity and Risk Management Services	$7,907	$11,160	$21,937	$15,731	$26,638
Clearing and Execution Services	3,359	5,152	10,981	8,483	10,841
Financial Services	(447)	556	(19)	(102)	1,004
Grain Merchandising	2,230	(2,037)	(430)	(911)	2,130
Corporate	(4,029)	(4,800)	(7,938)	(5,251)	(5,871)

	$9,020	$10,031	$24,531	$17,950	$34,742

Other Data:
Revenues, net of cost of commodities sold(4)	$105,093	$126,753	$181,856	$129,188	$181,815
EBITDA(4)	$13,723	$16,027	$32,136	$23,869	$44,508
Return on equity(5)	16.5%	15.4%	30.1%	31.2%	35.6%
Exchange contract trading volume	29,911	36,240	47,467	34,500	40,464
Customer segregated assets, end of period	$389,953	$594,733	$764,847	$825,344	$913,584

(1)	The calculation of the basic and diluted shares outstanding for the year ended August 31, 2005 assumes the shares issued as a result of our March 1, 2005 restructuring had been issued and outstanding for the full fiscal year. Such information has been adjusted to reflect retroactively the 3-for-1 stock split effective February 26, 2007. See Note 21 to the consolidated financial statements for the fiscal years ended August 31, 2004, 2005 and 2006, and Note 10 to the consolidated financial statements for the nine months ended May 31, 2006 and 2007. Historical earnings per-share and dividend data has been omitted for fiscal years prior to 2005 because earnings were distributed as patronage dividends to members based on the level of business conducted.
(2)	Total assets, net of consolidating adjustments, include “assets held for sale” in the amount of $80,511 and $101,954 at May 31, 2006 and 2007, respectively. Notes payable and subordinated debt and obligations under capital leases, net of consolidating adjustments, include $30,603 and $3,713, respectively, classified as “liabilities held for sale” at May 31, 2006 and $44,413 and $3,162, respectively, at May 31, 2007.
(3)

Prior to the IPO, in the event a terminated plan participant, whether by death, disability, retirement or other termination, desired to sell his or her shares of Company stock, the Company was required to purchase the shares from the participant at their appraised value at that time. Accordingly, the shares of common stock held by the ESOP were not readily marketable, and therefore the Company reflected the maximum cash obligation related to those securities outside of stockholders’ equity as temporary equity. In connection with the IPO, the Company amended the ESOP such that the “put option” requirement does not apply to Company stock distributed from the ESOP if, at such time, the Company’s stock is readily available on an established securities market. On March 16, 2007, the Company’s stock began trading on the NASDAQ

Global Select Market, under the symbol “FCSX,” and therefore the Company’s obligation to purchase such shares of common stock ceased and the amount reflected in redeemable common stock was reclassified to stockholders’ equity.

(4)	See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”
(5)	Return on equity for each fiscal year is calculated by dividing the period’s net income by the average stockholders’ equity balance for such period. The average stockholders’ equity balance for a fiscal year is computed by averaging the fiscal quarterly stockholders’ equity balances, beginning with the August 31st balance of the most recently completed fiscal year. Return on equity for the nine months ended May 31, 2006 and 2007 is calculated by dividing the nine months’ net income by the average stockholders’ equity balance for the nine months, and then dividing that amount by 75%, representing three quarters of the fiscal year. The average stockholders’ equity balance for the nine months is computed by averaging the stockholders’ equity balances at the beginning of the period and the end of each quarter within the nine-month period.

RISK FACTORS

You should carefully consider the risks below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Company

Our business depends on commodity market and general economic conditions. We generate significant revenues from commissions and clearing fees we earn from executing and clearing customer orders, fees for providing commodity risk management consulting services and interest income we earn on cash and invested balances in our customers’ accounts. These revenue sources are substantially dependent on customer trading volumes, interest rates and related services and activities. The volume of transactions our customers conduct with us, interest rates and demand for our related services and activities are directly affected by domestic and international commodity market and economic conditions that are beyond our control, including:

•	commodity market conditions, such as price levels and volatility,

•	concerns about terrorism and war,

•	the level and volatility of interest rates,

•	inflation,

•	availability and cost of funding and capital,

•	credit capacity or perceived creditworthiness of the futures industry in the marketplace,

•	legislative and regulatory changes, and

•	currency values and changes in government monetary policies.

Declines in the volume of trading in the markets in which we operate generally result in lower revenue from our most profitable segments, which would adversely affect our profitability.

Our revenue depends on trading volume which depends in large part on commodity prices and commodity price volatility. Trading volume is driven largely by the degree of volatility—the magnitude and frequency of fluctuations—in prices of commodities. Higher volatility increases the need to hedge contractual price risk and creates opportunities for arbitrage trading. Energy commodities markets historically, and agricultural commodities markets periodically, have experienced significant price volatility. In addition to price volatility, increases in commodity prices lead to increased trading volume. As prices of commodities have risen, especially energy prices, new participants have entered the markets to address their growing risk-management needs or to take advantage of greater trading opportunities. Sustained periods of stability in the prices of commodities or generally lower prices could result in lower trading volumes and, potentially, lower revenues.

Factors that are particularly likely to affect price volatility and price levels of commodities include:

•	supply and demand of commodities;

•	weather conditions affecting certain commodities;

•	national and international economic and political conditions;

•	perceived stability of commodities and financial markets;

•	the level and volatility of interest rates and inflation; and

•	financial strength of market participants.

Any one or more of these factors may reduce price volatility or price levels in the markets for commodities trading, which in turn could reduce trading activity in those markets. Moreover, any reduction in trading activity could reduce liquidity which in turn could further discourage existing and potential market participants and thus accelerate any decline in the level of trading activity in these markets.

Decreases in short-term interest rates would negatively impact our profitability. The level of prevailing short-term interest rates affects our profitability because a portion of our revenue is derived from interest earned from the investment of funds deposited with us by our customers. Our financial performance generally benefits from rising interest rates. Rising interest rates increase the amount of interest income earned from these customer deposits. If short-term interest rates fall, our revenues derived from interest will decline which would negatively impact our profitability.

Short-term interest rates are highly sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. In particular, decreases in the federal funds rate by the Board of Governors of the Federal Reserve System usually lead to decreasing interest rates in the U.S., which generally lead to a decrease in short-term interest rates.

Our customers are concentrated in the agricultural sector and related industries and we are therefore particularly subject to government policies and regulations affecting those industries. We do a substantial amount of business with companies in the agricultural sector and related industries. Economic forces, including agricultural commodity, energy and financial markets, as well as government policies and regulations affecting the agricultural sector and related industries could adversely affect our operations and profitability. Agricultural production and trade flows are significantly affected by government policies and regulations. Governmental policies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on agricultural commodities and commodity products, can influence industry profitability, the planting of certain crops versus other uses of agricultural resources, the location and size of crop production, whether unprocessed or processed commodity products are traded and the volume and types of imports and exports.

Many of our customers and much of our expected growth are in the energy and related renewable fuels industries and our revenues could decline as a result of adverse developments in these industries. Many of our current customers and much of our expected growth are in the energy and related renewable fuels industries. Energy prices and energy price volatility are affected by local, regional and global events and conditions that affect supply and demand for the relevant energy-related commodity. Adverse developments in the energy markets could adversely affect the operations and profitability of our customers in these industries, which could adversely affect demand for our commodity risk management services in this area and our revenues. The renewable fuels industry is a developing industry that involves a high degree of risk. Generally, renewable fuel production is profitable as long as energy prices remain at relatively high levels and feed stocks are readily available at acceptable price and volume levels. In addition, government subsidies of the renewable fuel industry and favorable environmental regulations are critical to the industry’s profitability at this time. The renewable fuels industry is currently in a period of rapid expansion, and there can be no assurance that such expansion will continue or that such expansion will not result in reduced prices and profit margins in the industry. We enter into long-term supply contracts with renewable fuel producers, which creates potential execution risk in the event of supply shortages and potential credit risk with respect to the obligations of those producers, particularly if the producers become less profitable.

Strategic transactions and partnerships may not produce the desired results. We believe that strategic transactions and partnerships are an important component of our growth strategy. However, we cannot guarantee that these opportunities will produce the intended results. Furthermore, evaluating and participating in these transactions and partnerships may produce a strain on our resources and may limit our ability to pursue other business initiatives, which could have a material adverse effect on our business, financial condition and operating results.

We are exposed to the credit risk of our customers and counterparties and their failure to meet their financial obligations could adversely affect our business. Each segment of our business is subject to credit risk. Over-the-counter (“OTC”) derivative transactions are subject to credit risks, which is the risk that a counterparty will fail to perform its obligations when due. Customers and counterparties that owe us money, securities or other assets may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons.

As a clearing broker, we act on behalf of our customers for all trades consummated on exchanges. Accordingly, we are responsible for our customers’ obligations with respect to these transactions, which exposes us to significant credit risk. A substantial part of our working capital is at risk if customers default on their obligations to us and their account balances and security deposits are insufficient to meet all of their obligations.

Our financial services activities, which primarily relate to financial accommodations to customers used to acquire and carry commodities, expose us to substantial credit risks due to possible defaults or nonperformance of our customers.

Although we have procedures for reviewing credit exposures to specific customers and counterparties to address present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee including rapid changes in commodity price levels. Some of our risk management methods depend upon the evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. That information may not, in all cases, be accurate, complete, up-to-date or properly evaluated. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. We may be materially and adversely affected in the event of a significant default by our customers and counterparties.

We face substantial competition that could negatively impact our revenues and our profitability. The commodity risk management industry and the broader financial services industry are very competitive and we expect competition to continue to intensify in the future. Many of the companies with which we compete are better capitalized than we are and have greater financial, technical, marketing and other resources than we have. Our primary competitors include both large, diversified financial institutions and commodity-oriented businesses, smaller firms that focus on specific products or regional markets and independent futures commission merchants (“FCMs”). As a result, we compete with a large number of smaller firms that focus on personalized service, and a smaller number of larger, better capitalized companies that focus less on personalized service but have significant execution capabilities and market presence.

Some of our competitors offer a wider range of services, have broader name recognition and have larger customer bases than we do. Some of them may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can, and may be able to undertake more extensive marketing activities. If we are not able to compete successfully in the future, our business, financial condition and results of operations would be adversely affected.

We have experienced intense price competition in our clearing and execution business in recent years. Some competitors may offer clearing and execution services to customers at lower prices than we are offering, which may force us to reduce our prices or to lose market share and revenue. In addition, we focus on developing and marketing complex strategies to our clients that are specifically designed to address their commodity risk management or merchandising needs, or the needs of their customers. As the market adopts these strategies, competitors may have the ability to replicate our services. As a result, the need for our services in relation to these strategies could be significantly reduced.

Until recently we operated as a member-owned cooperative and have a limited operating history as a business corporation. Accordingly, our historical and recent financial and business results may not be representative of what they may be in the future. Prior to 2005, we operated as a member-owned cooperative operating for the benefit of our members and our business strategy was focused on providing services to our members at a reasonable cost. Since 2005, we have operated our business for the long-term benefit of our stockholders and our business strategy is designed to maximize revenue and profitability. We have a limited operating history as a business corporation on which you can evaluate our management decisions, business strategy and financial results. As a result, our historical financial and business results may not be representative of what they may be in the future. We are subject to risks, uncertainties, expenses and difficulties associated with changing and implementing our business strategy.

Future growth could strain our personnel and infrastructure resources. We anticipate a period of significant growth, which we expect to place a strain on our administrative, financial and operational resources. Our ability to manage growth effectively will require us to improve existing, and implement additional, operational, financial and management controls and reporting systems and procedures. We will also be required to identify, hire and train additional risk management consultants as well as administrative staff. We cannot assure you that we will be able to improve or implement such controls, systems and procedures in an efficient and timely manner or that they will be adequate to support our future operations. Furthermore, we may not be able to identify, hire and train sufficient personnel to accommodate our growth. If we are unable to manage growth effectively, maintain our service or if new personnel are unable to achieve performance levels, our business, operating results, prospects and financial condition could be materially adversely affected.

Our business could be adversely affected if we are unable to retain our existing customers or attract new customers. The success of our business depends, in part, on our ability to maintain and increase our customer base. Customers in our market are sensitive to, among other things, the costs of using our services, the quality of the services we offer, the speed and reliability of order execution and the breadth of our service offerings and the products and markets to which we offer access. We may not be able to continue to offer the pricing, service, speed and reliability of order execution or the service, product and market breadth that customers desire. In addition, once our commodity risk management consulting customers have become better educated with regard to sources of commodity risk and the tools available to facilitate the management of this risk and we have provided them with recommended hedging strategies, they may no longer continue paying monthly fees for these services. Furthermore, our existing customers, including Integrated Risk Management Program (“IRMP”) customers, generally are not obligated to use our services and can switch providers of clearing and execution services or decrease their trading activity conducted through us at any time. As a result, we may fail to retain existing customers or be unable to attract new customers. Our failure to maintain or attract customers could have a material adverse effect on our business, financial condition and operating results.

We rely on relationships with introducing brokers for obtaining some of our customers. The failure to maintain these relationships could adversely affect our business. We have relationships with introducing brokers who assist us in establishing new customer relationships and provide marketing and customer service functions for some of our customers. These introducing brokers receive compensation for introducing customers to us. Many of our relationships with introducing brokers are non-exclusive or may be cancelled on relatively short notice. In addition, our introducing brokers have no obligation to provide new customer relationships or minimum levels of transaction volume. Our failure to maintain these relationships with these introducing brokers or the failure of these introducing brokers to establish and maintain customer relationships would result in a loss of revenues, which could adversely affect our business.

We are dependent on our management team, and the loss of any key member of our team may prevent us from executing our business strategy effectively. Our future success depends, in large part, upon our management team who possess extensive knowledge and management skills with respect to commodity risk management. The unexpected loss of services of any of our executive officers could adversely affect our ability to manage our business effectively or execute our business strategy. Although these officers have employment contracts with us, they are generally not required to remain with us for a specified period of time. In addition, we do not maintain key-man life insurance policies on any of our executive officers.

Competition for risk management consultants could result in our being unable to attract and retain the highly skilled risk management consultants that we need to support our business or we may be required to incur additional expense to do so. We strive to provide high-quality risk management consulting and execution services that allow us to establish and maintain long-term relationships with our clients. Our ability to continue to provide these services, maintain these relationships and expand our business depends, in large part, upon our risk management consultants. As a result, we must attract and retain highly qualified personnel. Competition for the services of consultants is intense, especially for people with extensive experience in the specialized markets in which we participate or may seek to enter. If we are unable to hire highly qualified people, we may not be able to enter new markets or develop new products. If we lose one or more of our risk management consultants in a particular market in which we participate, our revenues may decrease and we may lose market share in that particular market.

In addition, recruitment and retention of qualified personnel could require us to pay sign-on or guaranteed bonuses or otherwise increase our employee costs. These additional costs could adversely affect our profitability.

We operate in a highly regulated industry and we may face restrictions with respect to the way we conduct certain of our operations. Our businesses, and the commodity brokerage industry generally, are subject to extensive regulation at the federal level. These regulations are designed to protect the interests of the public rather than our stockholders. Self-regulatory organizations, including the National Futures Association (the “NFA”) and the Chicago Mercantile Exchange (the “CME”) (our designated self-regulatory organization), require compliance with their extensive rules and regulations. The Commodity Futures Trading Commission (the “CFTC”) and other federal agencies extensively regulate the U.S. futures and commodities industry.

Some aspects of our business are subject to extensive regulation, including:

•	the way we deal with and solicit clients,

•	capital requirements,

•	financial and reporting practices,

•	required record keeping and record retention procedures,

•	the licensing of our operating subsidiaries and our employees,

•	the conduct of directors, officers, employees and affiliates,

•	systems and control requirements,

•	restrictions on marketing, and

•	client identification and anti-money laundering requirements.

Failure to comply with any of the laws, rules or regulations of any federal, state or self-regulatory authority could result in a fine, injunction, suspension or expulsion from the industry, which could materially and adversely impact us.

We and our employees, including our officers, may be subject to censure, fines, suspensions or other sanctions which may have a material and adverse impact on our business. Even if any sanction does not materially affect our financial position or results of operations, our reputation could be harmed.

The government agencies that regulate us have broad powers to investigate and enforce compliance and punish noncompliance with their rules, regulations and industry standards of practice. The company and its directors, officers and employees may not comply with the rules and regulations of, and may be subject to claims or actions by, these agencies. In addition, because our industry is heavily regulated, regulatory approval may be required prior to expansion of business activities. We may not be able to obtain the necessary regulatory approvals for any desired expansion. Even if approvals are obtained, they may impose restrictions on our business or we may not be able to continue to comply with the terms of the approvals or applicable regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs or cause the development or continuation of business activities in affected markets to become impractical.

Changes in legislation or regulations may affect our ability to conduct our business or reduce our profitability. The legislative and regulatory environment in which we operate has undergone significant change in the past and may undergo significant change again in the future. The federal government, the CFTC, the Securities and Exchange Commission (the “SEC”), the CME, the NFA and other U.S. or foreign governmental authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. These legislative and regulatory initiatives may affect the way in which we conduct our business and may make our business less profitable. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.

We are subject to a risk of legal proceedings, which may result in significant losses to us that we cannot recover. Many aspects of our business subject us to substantial risk of potential liability to customers and to regulatory enforcement proceedings by federal and other regulators. These risks include, among others, potential civil litigation triggered by regulatory investigations, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction or that we provided materially false or misleading statements in connection with a transaction. Dissatisfied clients can make claims against us, including claims for negligence, fraud, unauthorized trading, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by associated persons and failures in the processing of transactions. These risks also include potential liability from disputes over the exercise of our rights with respect to customer accounts and collateral. Although our customer agreements generally provide that we may exercise such rights with respect to customer accounts and collateral as we deem reasonably necessary for our protection, our exercise of these rights could lead to claims by customers that we have exercised these rights improperly.

Additionally, employee misconduct could subject us to financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. It is not always possible to deter employee misconduct and the precautions taken to prevent and detect employee misconduct may not always be effective. Misconduct by employees could include engaging in unauthorized transactions or activities, failure to properly supervise other employees, engaging in improper or unauthorized activities on behalf of clients or improperly using confidential information. We cannot assure you that these types of proceedings will not materially and adversely affect us.

Employee errors, including mistakes in executing, recording or reporting transactions for clients, could cause us to enter into transactions that clients may disavow and refuse to settle, which could expose us to the risk of material losses until the errors are detected and the transactions are unwound or reversed. If our clients are not able to settle their transactions on a timely basis, the time in which employee errors are detected may be increased and our risk of material loss can be increased. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms.

Misconduct by employees of our customers in dealing with us can also expose us to claims for financial losses or regulatory proceedings when it is alleged we or our employees knew or should have known that the employee of the customer was not authorized to undertake certain transactions.

In addition to the foregoing financial costs and risks associated with potential liability, the defense of litigation includes increased costs associated with attorneys’ fees. The amount of outside attorneys’ fees incurred in connection with the defense of litigation could be substantial and might materially and adversely affect our results of operations for any reporting period.

Our compliance and risk management methods might not be effective, which could increase the risk that we are subject to regulatory action or litigation or otherwise negatively impact our business. Our ability to comply with applicable laws, rules and regulations is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. If we fail to effectively establish and maintain such compliance and reporting systems or fail to attract and retain personnel who are capable of designing and operating such systems, it will increase the likelihood that we will become subject to legal and regulatory infractions, including civil litigation and investigations by regulatory agencies.

For us to avoid a number of risks inherent in our business, it is necessary for us to have policies and procedures that identify, monitor and manage our risk exposure. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. Such policies may not be fully effective. Some of our risk management policies and procedures depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. Further, our risk management policies and procedures rely on a combination of technical and human controls and supervision, which are subject to error and failure. Some of our risk management policies and procedures are based on internally developed controls and observed historical market behavior and also involve reliance on industry standard practices. These policies and procedures may not adequately prevent future losses, particularly as they relate to extreme market movements, which may be significantly greater than comparable historical movements. We may not always be successful in monitoring or evaluating the risks to which we are or may be exposed. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition or operating results.

We operate as a principal in the OTC derivatives markets which involves the risks associated with commodity derivative instruments. We offer OTC derivatives to our customers in which we act as a principal counterparty. See “Business—Risk Management—Market Risk.” We generally endeavor to simultaneously offset the commodity price risk of the instruments by establishing corresponding offsetting positions with commodity counterparties. To the extent that we are unable to, or choose not to, simultaneously offset an open position or the offsetting transaction is not fully effective to eliminate the commodity derivative risk, we have market risk exposure on these unmatched transactions. Our exposure varies based on the size of the overall positions, the terms and liquidity of the instruments brokered, and the amount of time the positions remain open.

To the extent an unhedged position is not disposed of intra-day, adverse movements in the commodities underlying these positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, any principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on our financial condition and results of operations for any particular reporting period.

Transactions involving OTC derivative contracts may be adversely affected by fluctuations in the level, volatility, correlation or relationship between market prices, rates, indices and/or other factors. These types of instruments may also suffer from illiquidity in the market or in a related market.

OTC derivative transactions are subject to unique risks. OTC derivative transactions are subject to the risk that, as a result of mismatches or delays in the timing of cash flows due from or to counterparties in OTC derivative transactions or related hedging, trading, collateral or other transactions, we or our counterparty may not have adequate cash available to fund its current obligations.

We could incur material losses pursuant to OTC derivative transactions because of inadequacies in or failures of our internal systems and controls for monitoring and quantifying the risk and contractual obligations associated with OTC derivative transactions and related transactions or for detecting human error, systems failure or management failure.

OTC derivative transactions may be modified or terminated only by mutual consent of the original parties and subject to agreement on individually negotiated terms. Accordingly it may not be possible to modify, terminate or offset obligations or exposure to the risk associated with a transaction prior to its scheduled termination date.

We are subject to regulatory capital requirements and failure to comply with these rules would significantly harm our business. The CFTC and various other self-regulatory organizations have stringent rules with respect to the maintenance of specific levels of net capital by our FCM subsidiary. Failure to maintain the required net capital may subject a firm to limitations on its activities, including suspension or revocation of its registration by the CFTC and suspension or expulsion by the NFA, various exchanges of which our FCM subsidiary is a member and ultimately may require its liquidation. Failure to comply with the net capital rules could have material and adverse consequences such as limiting our operations, or restricting us from withdrawing capital from our FCM subsidiary.

If these net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. Also, our ability to withdraw capital from our regulated subsidiaries is subject to restrictions, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our common stock. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business. We cannot predict our future capital needs or our ability to obtain additional financing.

We are subject to margin funding requirements on short notice; failure to meet such requirements would significantly harm our business. Our business involves establishment and carrying of substantial open positions for customers on futures exchanges and in the OTC derivatives markets. We are required to post and maintain margin or credit support for these positions. Although we collect margin or other deposits from our customers for these positions, significant adverse price movements can occur which will require us to post margin or other deposits on short notice, whether or not we are able to collect additional margin or credit support from our customers. Although we maintain borrowing facilities for the purpose of funding margin and credit support and have systems to endeavor to collect margin and other deposits from customers on a same-day basis, there can be no assurance that these facilities and systems will be adequate to eliminate the risk of margin calls in the event of severe adverse price movements affecting open positions of our customers.

We must obtain and maintain credit facilities to operate; failure to maintain such facilities would require curtailment of our operations and result in losses. We are substantially dependent on credit facilities for liquidity and operational funding as well as to insure the availability of sufficient regulatory capital at our subsidiaries. These credit facilities are necessary in order to meet immediate margin funding requirements, to fund and carry ownership in cash commodities, and to maintain positions required for our own risk management position in futures and OTC markets. If our credit facilities are unavailable or insufficient to support our level of business activities, we may need to raise additional funds externally, either in the form of debt or equity. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

Our international operations involve special challenges that we may not be able to meet, which could adversely affect our financial results. We engage in a significant amount of business with customers in Asia, Latin America and Canada, as well as other international markets. Certain additional risks are inherent in doing business in international markets, particularly in a regulated industry. These risks include:

•	the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change,

•	tariffs and other trade barriers,

•	difficulties in recruiting and retaining personnel, and managing international operations,

•	difficulties of debt collection in foreign jurisdictions,

•	potentially adverse tax consequences, and

•	reduced protection for intellectual property rights.

Our operations are also subject to the political, legal and economic risks associated with politically unstable and less developed regions of the world, including the risk of war and other international conflicts and actions by governmental authorities, insurgent groups, terrorists and others. Specifically, we conduct business in countries whose currencies may be unstable. Future instability in such currencies or the imposition of governmental or regulatory restrictions on such currencies could impede our foreign exchange business and our ability to collect on collateral held in such currencies.

In addition, we are required to comply with the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business. These may include laws, rules and regulations, including registration requirements. Our compliance with these laws and regulations may be difficult and time consuming and may require significant expenditures and personnel requirements, and our failure to be in compliance would subject us to legal and regulatory liabilities. We have customers in numerous countries around the world in which we are not registered. As a result, we may become subject to the regulatory requirements of those countries. We may also experience difficulty in managing our international operations because of, among other things, competitive conditions overseas, established domestic markets, language and cultural differences and economic or political instability. Any of these factors could have a material adverse effect on the success of our international operations or limit our ability to grow our international operations and, consequently, on our business, financial condition and operating results.

Although most of our international business is settled in U.S. dollars, our international operations also expose us to the risk of fluctuations in currency exchange rates. Our risk management strategies relating to exchange rates may not prevent us from suffering losses that would adversely affect our financial condition or results of operations.

If we are unable to manage any of these risks effectively, our business could be adversely affected.

We buy and sell agricultural commodities and agricultural commodity products in our business, the demand for which can be affected by weather, disease and other factors beyond our control. Weather conditions, disease and other factors have historically caused volatility in the agricultural commodities industry and consequently in our operating results by causing crop failures or significantly reduced or increased harvests, which can affect the supply and pricing of the agricultural commodities that we buy and sell in our business, reduce the demand for our fertilizer products and negatively affect the creditworthiness of our customers and suppliers. Reduced supply of agricultural commodities due to weather-related factors could adversely affect our profitability in the future.

Our financial services activities involve substantial operational risk. We are exposed to various kinds of operational risks relating to the underlying commodities that form the basis of our financial services transactions. Losses in and to these commodities, which could be caused by fraud, misappropriation or other uninsured loss, could cause loss to us. Many of our financial services transactions depend on documents of title issued to, or held by, us. If such documents were invalid or not fully enforceable, it could cause a material loss. There are government programs that back grain warehouse receipts, but these could be inadequate to fully reimburse us for the value of grain evidenced by our warehouse receipts in the event of the business failure of the issuer of the receipt.

Computer systems failures, capacity constraints and breaches of security could increase our operating costs and cause us to lose clients. We are heavily dependent on the capacity and reliability of the computer and communications systems supporting our operations, whether owned and operated internally or by third parties. We receive and process a large portion of our trade orders through electronic means, such as through public and private communications networks. These computer and communications systems and networks are subject to performance degradation or failure from any number of reasons, including loss of power, acts of war or terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism, customer error or misuse, lack of proper maintenance or monitoring and similar events. Our systems, or those of our third party providers, may fail or operate slowly, causing one or more of the following:

•	unanticipated disruptions in service to our clients,

•	slower response times,

•	delays in our clients’ trade execution,

•	failed settlement of trades,

•	decreased client satisfaction with our services,

•	incomplete, untimely or inaccurate accounting, recording, reporting or processing of trades,

•	financial losses,

•	litigation or other client claims, and

•	regulatory sanctions.

The occurrence of degradation or failure of the communications and computer systems on which we rely may lead to financial losses, litigation or arbitration claims filed by or on behalf of our customers and regulatory investigations and sanctions, including by the CFTC, which require that our trade execution and communications systems be able to handle anticipated present and future peak trading volumes. Any such degradation or failure could also have a negative effect on our reputation, which in turn could cause us to lose existing customers to our competitors or make it more difficult for us to attract new customers in the future. Further, any financial loss that we suffer as a result of such degradations or failures could be magnified by price movements of contracts involved in transactions impacted by the degradation or failure, and we may be unable to take corrective action to mitigate any losses we suffer.

We must keep up with rapid technological changes in order to compete effectively. The markets in which we compete are characterized by rapidly changing methods, evolving customer demand and uses of our services, frequent product and service introductions employing new methods and the emergence of new industry standards and practices that could render our existing systems obsolete. Our future success will depend in part on our ability to anticipate and adapt to these changes. Any upgrades or expansions may require significant expenditures of funds and may also increase the probability that we will suffer system degradations and failures. We may not have sufficient funds to adequately update and expand our networks, and any upgrade or expansion attempts may not be successful and accepted by the marketplace and our customers. Any failure to adequately update and expand our systems and networks or to adapt our systems to evolving customer demands or emerging industry standards would have a material adverse effect on our business.

We depend on third-party software licenses. The loss of any of our key licenses could adversely affect our ability to provide our brokerage services. We license software from third parties, some of which is integral to our business. These licenses are generally terminable if we breach our obligations under the licenses or if the licensor gives us notice in advance of the termination. If any of these relationships were terminated, or if any of these third parties were to cease doing business, we may be forced to spend significant time and money to replace the licensed software. These replacements may not be available on reasonable terms, if at all. A termination of any of these relationships could have a material adverse effect on our financial condition and results of operations.

We may not be able to protect our intellectual property rights or may be prevented from using intellectual property necessary for our business. We rely primarily on trade secret, contract, copyright and trademark law to protect our proprietary information and methods. It is possible that third parties may copy or otherwise obtain and use our proprietary information and methods without authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use information and methods that are material to our business operations.

In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could negatively affect our business.

Our operating results are subject to significant fluctuations due to seasonality. As a result, you should not rely on our operating results in any particular period as an indication of our future performance. In the past, our business has experienced seasonal fluctuations, reflecting reduced trading activity during summer months, particularly in August. We also generally experience reduced activity in December due to seasonal holidays. Traditional commodity derivatives, such as grain and energy, will reflect changing supply/demand factors related to heating/cooling and planting/harvesting seasons. As a result, our quarterly operating results may not be indicative of the results we expect for the full year. Our operating results may also fluctuate quarter to quarter due to a variety of factors beyond our control such as conditions in the global financial markets, terrorism, war and other economic and political events. Furthermore, we may experience reduced revenues in a quarter due to a decrease in the number of business days in that quarter.

Restrictions on our eligibility to borrow from CoBank, ACB, may restrict our ability to pursue our business strategies. A majority of our company’s ownership must be held by cooperatives in order to maintain our eligibility to borrow from CoBank, ACB. As a result of our initial public offering, cooperatives that are our stockholders will be able to sell their common stock, which, in the future, may cause us to be out of compliance with this requirement. It is uncertain whether we will be able to find substitute lines of credit on similar or better terms.

We will be exposed to risks relating to the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. As of August 31, 2008, we will become subject to the requirements of Section 404 of the Sarbanes-Oxley Act. The SEC rules and regulations require an annual management report on our internal controls over financial reporting, including, among other matters, management’s assessment of the effectiveness of our internal control over financial reporting, and an attestation report by our independent registered public accounting firm addressing management’s assertions.

There can be no assurance that our management will not conclude that there are material weaknesses in our internal control over financial reporting. If our management concludes that there are material weaknesses in our internal control over financial reporting, we may be subject to investigation and sanctions by regulatory authorities, such as the SEC and our common stock may be subject to delisting by the NASDAQ Global Select Market.

Moreover, if we are unable to assert that our internal control over financial reporting is effective in any future period (or if our auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which may have a material adverse effect on our company.

Our compliance with Section 404 of the Sarbanes-Oxley Act may require significant expenses and management resources that would need to be diverted from our other operations and could require a restructuring of our internal controls over financial reporting. Any such expenses, time reallocations or restructuring could have a material adverse effect on our operations.

Risks Relating to the Offering

Sales of our common stock may have an adverse impact on its market price. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price for our common stock to decline. Either of these circumstances also could limit our future ability to raise capital through an offering of equity securities.

Certain of our currently issued and outstanding shares of common stock are registered under the Exchange Act but are subject to significant transfer restrictions. These transfer restrictions will gradually expire over a 540-day period following our initial public offering. Upon expiration, the common stock held by existing stockholders will be freely transferable unless held by “affiliates” within the meaning of Rule 144 under the Securities Act, which places certain limitations on affiliate sales of our outstanding securities. If stockholders of our company sell a large number of shares of our common stock upon the expiration of some or all of these restrictions, the market price for our common stock could decline significantly.

In connection with this offering, our board of directors is terminating the transfer restrictions relating to the shares of common stock covered by this prospectus supplement and accompanying prospectus. In addition, the underwriters have agreed in limited circumstances to waive lock-up agreements with certain selling stockholders who acquired shares of our common stock in a directed share program related to our initial public offering. There can be no assurances that our board of directors or the underwriters will not terminate transfer restrictions relating to additional shares of our restricted common stock.

Prior to this offering, 18,277,711 shares of our common stock were issued and outstanding, of which 11,164,863 shares were Series 1, 2 and 3 common stock which were subject to transfer restrictions. In addition, the shares of common stock held by participants in the directed share program offered in connection with our initial public offering are subject to lock-up agreements. If this offering is consummated, an additional 1,865,042 shares of common stock will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates” within the meaning of Rule 144 under the Securities Act.

Our stock price may be volatile. The offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price for our common stock after this offering or the price at which our common stock may be sold in the public market after the offering. Factors such as variations in our financial results, announcements by us or others, developments affecting us, industry trends and developments, interest in our industry and related industries and general market volatility could cause the market price for our common stock to fluctuate significantly.

If securities or industry analysts change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline. The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management. Our certificate of incorporation, bylaws and Delaware law contain certain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. These provisions include:

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval,

•	a classified board of directors having staggered three-year terms,

•	the inability of stockholders to call special meetings of stockholders,

•	a prohibition on stockholder action by written consent, and

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that stockholders may act on at stockholder meetings.

In addition, we are subject to certain Delaware laws, including one that prohibits us from engaging in a business combination with any stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•

upon the completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/ 3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of this statute, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or a person who is an affiliate of the corporation and who did own, within the three years prior to the date of determination whether the person is an “interested stockholder,” 15% or more of the corporation’s voting stock.

All of this may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price for, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board.

Our businesses are heavily regulated and some of our regulators require that they approve transactions which could result in a change of control, as defined by the then-applicable rules of our regulators. The requirement that this approval be obtained may prevent or delay transactions that would result in a change of control.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus supplement are being sold by the selling stockholders. We will not receive any proceeds of this offering from the sale of our common stock by the selling stockholders. The selling stockholders will be responsible for the expenses we incur in connection with the offering.

DIVIDEND POLICY

Future regular dividends may be declared and paid at the discretion of the board of directors. Any determination to pay cash dividends will be at the discretion of our board of directors, and will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.

During fiscal 2005, patronage dividends for the period prior to our conversion from a cooperative to a stock corporation were paid to members based on a certain amount of the fees paid by our members in their role as customers. During fiscal 2006 and fiscal 2007, the dividends were declared on our common stock as follows:

Declaration and record date	Dividend per share(1)	Date payable
October 27, 2005	$0.20	December 20, 2005
November 9, 2006	$0.42	December 22, 2006

(1)	Adjusted to give retroactive effect to the 3-for-1 stock split effective February 26, 2007, but not adjusted to give effect to the 3-for-2 stock split to be effected as a 50% stock dividend declared July 10, 2007, to be distributed on September 27, 2007 to stockholders of record at the close of business on September 17, 2007.

CAPITALIZATION

The following table sets forth our actual capitalization of FCStone as of May 31, 2007. This capitalization table should be read in conjunction with our consolidated financial statements and the related notes thereto incorporated by reference herein. This table does not reflect the 3-for-2 stock split that will be distributed in the form of a 50% stock dividend, declared July 10, 2007, to be distributed on September 27, 2007, to stockholders of record at the close of business on September 17, 2007.

As of May 31, 2007
(unaudited) (amounts in thousands, except share and per share amounts)
Cash and cash equivalents—unrestricted	$93,187

Debt outstanding:
Notes payable(1)	$87,984
Subordinated debt	1,000
Capital lease obligation(1)	3,162

Total debt outstanding	92,146

Stockholders’ equity:
Common stock, par value $0.0001, authorized 40,000,000, issued and outstanding 18,284,267(2)	103,481
Additional paid-in capital	397
Accumulated other comprehensive loss	(1,955)
Retained earnings	60,308

Total stockholders’ equity	162,231

Total capitalization	$254,377

(1)

Notes payable balances are somewhat seasonal and may fluctuate considerably during the fiscal year. At May 31, 2007, notes payable and obligations under capital leases, net of consolidating adjustments, included $44,413 and $3,162, respectively, were classified as “held for sale.”

(2)

As a result of our December 6, 2006, reincorporation in Delaware, our certificate of incorporation provides for an authorized capital structure consisting of 40,000,000 authorized shares of common stock, initially consisting of 10 million authorized shares of common stock, par value $0.0001 per share; 10 million authorized shares of Series 1 common stock, par value $0.0001 per share; 10 million authorized shares of Series 2 common stock, par value $0.0001 per share; and 10 million authorized shares of Series 3 common stock, par value $0.0001 per share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The table shown below presents our selected financial data at the date and for the periods indicated. The summary financial data as of August 31, 2005 and August 31, 2006 and for each of the fiscal years in the three-year period ended August 31, 2006 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The summary financial data as of and for the nine months ended May 31, 2006 and 2007 have been derived from our unaudited consolidated financial statements which are incorporated by reference in this prospectus supplement, and include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for those periods. Operating results for the nine-month period ended May 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ended August 31, 2007. Historical per share data has been omitted for each fiscal year prior to the fiscal year 2005 because under our previous cooperative structure in place during those periods, earnings of the cooperative were distributed as patronage dividends to member stockholders based on the level of business conducted with the cooperative as opposed to a common stockholder’s proportionate share of underlying equity in the cooperative.

You should read the data set forth below in conjunction with our consolidated financial statements and the related notes thereto incorporated by reference herein.

	Fiscal Year Ended August 31,			Nine Months Ended May 31,
				(unaudited)
	(amounts in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Commissions and clearing fees	$67,594	$76,674	$105,622	$74,635	$101,547
Service, consulting and brokerage fees	12,008	18,913	33,388	24,598	29,152
Interest	3,982	8,177	23,174	15,277	31,172
Other	4,521	7,463	2,638	2,480	2,392
Sales of commodities	1,536,209	1,290,620	1,129,983	860,678	1,101,752

Total revenues	1,624,314	1,401,847	1,294,805	977,668	1,266,015

Costs and expenses:
Cost of commodities sold	1,519,221	1,275,094	1,112,949	848,480	1,084,200
Employee compensation and broker commissions	30,160	32,578	44,229	30,663	34,624
Pit brokerage and clearing fees	26,713	33,141	47,613	33,626	47,182
Introducing broker commissions	10,704	14,459	22,826	15,575	25,208
Employee benefits and payroll taxes	7,136	8,044	9,801	7,292	8,252
Interest	4,418	3,946	5,705	4,335	9,069
Depreciation	861	1,551	1,674	1,214	1,336
Bad debt expense	716	4,077	1,909	1,709	1,632
Other expenses	15,365	18,926	23,568	16,824	19,770

Total costs and expenses	1,615,294	1,391,816	1,270,274	959,718	1,231,273

Income before income tax expense and minority interest	9,020	10,031	24,531	17,950	34,742
Minority interest	576	(499)	(226)	(370)	639

Income after minority interest and before income taxes	8,444	10,530	24,757	18,320	34,103
Income tax expense	2,030	3,950	9,500	6,950	12,800

Net income	$6,414	$6,580	$15,257	$11,370	$21,303

Weighted average shares outstanding:
Basic(1)		13,071	14,499	14,487	15,677
Diluted(1)		13,071	14,499	14,487	15,847
Earnings per share(1):
Basic	—	$0.50	$1.05	$0.78	$1.36
Diluted	—	$0.50	$1.05	$0.78	$1.34
Cash dividends declared per share(1)	—	$—	$0.20	$0.20	$0.42

	August 31,			May 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(amounts in thousands)
Statement of Financial Condition Data:
Total assets(2)	$603,827	$809,584	$1,057,207	$1,163,562	$1,507,387
Notes payable and subordinated debt(2)	47,281	42,411	55,169	90,403	88,984
Obligations under capital leases(2)	4,675	4,125	3,575	3,713	3,162
Minority interest	5,488	4,755	3,607	3,463	4,246
Redeemable common stock held by Employee Stock Ownership Plan (ESOP)(3)	—	4,487	6,079	6,079	—
Total stockholders’ equity	39,829	45,185	58,895	52,288	162,231

	Fiscal Year Ended August 31,			Nine Months Ended May 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(amounts in thousands, except percentage amounts)
Segment Data:
Income (loss) before income tax expense and minority interest:
Commodity and Risk Management Services	$7,907	$11,160	$21,937	$15,731	$26,638
Clearing and Execution Services	3,359	5,152	10,981	8,483	10,841
Financial Services	(447)	556	(19)	(102)	1,004
Grain Merchandising	2,230	(2,037)	(430)	(911)	2,130
Corporate	(4,029)	(4,800)	(7,938)	(5,251)	(5,871)

	$9,020	$10,031	$24,531	$17,950	$34,742

Other Data:
Revenues, net of cost of commodities sold(4)	$105,093	$126,753	$181,856	$129,188	$181,815
EBITDA(4)	$13,723	$16,027	$32,136	$23,869	$44,508
Return on equity(5)	16.5%	15.4%	30.1%	31.2%	35.6%
Exchange contract trading volume	29,911	36,240	47,467	34,500	40,464
Customer segregated assets, end of period	$389,953	$594,733	$764,847	$825,344	$913,584

(1)	The calculation of the basic and diluted shares outstanding for the year ended August 31, 2005 assumes the shares issued as a result of our March 1, 2005 restructuring had been issued and outstanding for the full fiscal year. Such information has been adjusted to reflect retroactively the 3-for-1 stock split effective February 26, 2007. See Note 21 to the consolidated financial statements for the fiscal years ended August 31, 2004, 2005 and 2006, and Note 10 to the consolidated financial statements for the nine months ended May 31, 2006 and 2007. Historical earnings per-share and dividend data has been omitted for fiscal years prior to 2005 because earnings were distributed as patronage dividends to members based on the level of business conducted.
(2)	Total assets, net of consolidating adjustments, include “assets held for sale” in the amount of $80,511 and $101,954 at May 31, 2006 and 2007. Notes payable and subordinated debt and obligations under capital leases, net of consolidating adjustments, include $30,603 and $3,713, respectively, classified as “liabilities held for sale” at May 31, 2006 and $44,413 and $3,162, respectively, at May 31, 2007.
(3)

Prior to the IPO, in the event a terminated plan participant, whether by death, disability, retirement or other termination, desired to sell his or her shares of Company stock, the Company was required to purchase the shares from the participant at their appraised value at that time. Accordingly, the shares of common stock held by the ESOP were not readily marketable, and therefore the Company reflected the maximum cash obligation related to those securities outside of stockholders’ equity as temporary equity. In connection with the IPO, the Company amended the ESOP such that the “put option” requirement does not apply to

Company stock distributed from the ESOP if, at such time, the Company’s stock is readily available on an established securities market. On March 16, 2007, the Company’s stock began trading on the NASDAQ Global Select Market, under the symbol “FCSX,” and therefore the Company’s obligation to purchase such shares of common stock ceased and the amount reflected in redeemable common stock was reclassified to stockholders’ equity.

(4)	See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”
(5)	Return on equity for each fiscal year is calculated by dividing the period’s net income by the average stockholders’ equity balance for such period. The average stockholders’ equity balance for a fiscal year is computed by averaging the fiscal quarterly stockholders’ equity balances, beginning with the August 31st balance of the most recently completed fiscal year. Return on equity for the nine months ended May 31, 2006 and 2007 is calculated by dividing the nine months’ net income by the average stockholders’ equity balance for the nine months, and then dividing that amount by 75%, representing three quarters of the fiscal year. The average stockholders’ equity balance for the nine months is computed by averaging the stockholders’ equity balances at the beginning of the period and the end of each quarter within the nine-month period.

Non-GAAP Financial Measures

The body of U.S. generally accepted accounting principles is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted under applicable GAAP guidance. In this prospectus supplement, we disclose revenues, net of cost of commodities sold, and EBITDA, both of which are non-GAAP financial measures. Revenues, net of cost of commodities sold, is not a substitute for the GAAP measure of total revenues. EBITDA is not a substitute for the GAAP measure of net income or cash flows.

Revenues, Net of Cost of Commodities Sold

Revenues, net of cost of commodities sold, consists of total revenues presented as determined in accordance with GAAP, less the cost of commodities sold. Revenues, net of cost of commodities sold, is a non-GAAP financial measure that is used in this prospectus supplement because our management considers it an important supplemental measure of our performance. Management believes revenues, net of cost of commodities sold, is a more relevant measure of both our revenue growth and our economic interest in these commodities transactions because it removes the effect of commodity price driven changes in revenue and cost of commodities sold, which may not have a meaningful effect on net income. In managing our business, management has historically focused on revenues derived from sales of commodities, net of cost of commodities sold. This financial measure is meaningful in managing our business as profit is driven more by the margin on commodities sold rather than the price of the commodities and analyzing consolidated costs and expenses as a percentage of total revenue is not meaningful because total revenues related to commodity sales is a disproportionately large number compared to margin. Measuring expense as a percentage of revenues, net of cost of commodities sold, provides a clearer understanding of the trends in costs and expenses and expense management.

The following table reconciles revenues, net of cost of commodities sold, with our total revenues.

	Fiscal Year Ended August 31,			Nine Months Ended May 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
Revenues:
Commissions and clearing fees	$67,594	$76,674	$105,622	$74,635	$101,547
Service, consulting and brokerage fees	12,008	18,913	33,388	24,598	29,152
Interest	3,982	8,177	23,174	15,277	31,172
Other	4,521	7,463	2,638	2,480	2,392
Sales of commodities	1,536,209	1,290,620	1,129,983	860,678	1,101,752

Total revenues	1,624,314	1,401,847	1,294,805	977,668	1,266,015
Less: Cost of commodities sold	1,519,221	1,275,094	1,112,949	848,480	1,084,200

Revenues, net of cost of commodities sold	$105,093	$126,753	$181,856	$129,188	$181,815

EBITDA

EBITDA consists of net income before interest expense, income tax expense and depreciation and amortization. We have included EBITDA in this prospectus supplement because our management uses it as an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested persons in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly use EBITDA to evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates. Our management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of net income or cash flows and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes interest expense, income tax expense and depreciation and amortization. The following table reconciles EBITDA with our net income.

	Fiscal Year Ended August 31,			Nine Months Ended May 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
Net income	$6,414	$6,580	$15,257	$11,370	$21,303
Plus: interest expense	4,418	3,946	5,705	4,335	9,069
Plus: depreciation and amortization	861	1,551	1,674	1,214	1,336
Plus: income tax expense	2,030	3,950	9,500	6,950	12,800

EBITDA	$13,723	$16,027	$32,136	$23,869	$44,508

Supplemental Financial Information

The table shown below presents our unaudited quarterly statements of operations data for fiscal 2005 and 2006, and for the nine months ended May 31, 2007. This information has been derived from our unaudited financial information, which includes, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for these quarters. You should read the data set forth below in conjunction with our consolidated financial statements and the related notes thereto, “Non-GAAP Financial Measures,” “Capitalization,” and other financial information included elsewhere in this prospectus supplement.

	Quarter
	First	Second	Third	Fourth	Total
	(in thousands, except per share amounts)
2005
Revenues, net of cost of commodities sold	$27,999	$30,563	$32,952	$35,239	$126,753
Income (loss) before minority interest and income tax expense	$1,572	$3,222	$3,552	$1,685	$10,031
Net income	$930	$1,746	$2,226	$1,678	$6,580
Basic and diluted shares outstanding	12,927	12,927	12,969	13,455	13,071
Basic and diluted earnings per share	$0.07	$0.14	$0.17	$0.12	$0.50
2006
Revenues, net of cost of commodities sold	$39,306	$42,278	$47,604	$52,668	$181,856
Income (loss) before minority interest and income tax expense	$5,371	$6,556	$6,023	$6,581	$24,531
Net income	$3,383	$3,936	$4,051	$3,887	$15,257
Basic and diluted shares outstanding	14,484	14,487	14,490	14,537	14,499
Basic and diluted earnings per share	$0.23	$0.27	$0.28	$0.27	$1.05
2007
Revenues, net of cost of commodities sold	$57,348	$60,098	$64,369
Income (loss) before minority interest and income tax expense	$10,450	$11,147	$13,145
Net income	$6,314	$6,920	$8,069
Basic shares outstanding(1)	14,537	14,533	17,928
Diluted shares outstanding(1)	14,537	14,533	18,625
Basic earnings per share(1)	$0.43	$0.48	$0.45
Diluted earnings per share(1)	$0.43	$0.48	$0.43

(1)	The Company issued 5,865,000 shares of common stock in an IPO during the third quarter of 2007.

BUSINESS

Overview

We are an integrated commodity risk management company providing risk management consulting and transaction execution services to commercial commodity intermediaries, end-users and producers. We assist primarily middle market customers in optimizing their profit margins and mitigating their exposure to commodity price risk. In addition to our risk management consulting services, we operate one of the leading independent clearing and execution platforms for exchange-traded futures and options contracts. We serve more than 7,500 customers and, in the twelve months ended May 31, 2007, executed 54.1 million derivative contracts in the exchange-traded and OTC markets. As a natural complement to our commodity risk management consulting services, we also assist our customers with the financing, transportation and merchandising of their physical commodity requirements and inventories. Our net income increased $9.9 million, or 86.8%, from $11.4 million in the nine months ended May 31, 2006, to $21.3 million in the nine months ended May 31, 2007.

We began offering commodity risk management consulting services to grain elevators in 1968. Since that time, our business has evolved to meet the changing needs of our customers. In response to these changing needs, we expanded our risk management services from a focus on agricultural futures and options to a wider array of instruments, including OTC derivatives, and to other commodities, including energy commodities, forest products and food products. We originally operated as a member-owned cooperative that was governed by a mission to deliver professional marketing and risk management programs to enhance the profitability of our members and other customers. In 2000, we acquired the assets of another FCM, Saul Stone & Company, which enhanced our execution and clearing capabilities and gave us the ability to clear all U.S. exchange-traded commodity futures and options contracts. In 2005, we converted to a stock corporation to improve our access to financial capital and to facilitate continued growth in our operations.

We provide our customers with various levels of commodity risk management services, ranging from value-added consulting services delivered through our IRMP to lower-margin clearing and execution services for exchange-traded futures and options. Our consultative focus is demonstrated by our IRMP, which involves providing our customers with commodity risk management consulting services that are designed to help them mitigate their exposure to commodity price risk and maximize the amount and certainty of their operating profits. In performing consulting services, we educate our customers as to the commodity risks that they may encounter and how they can use the derivative markets to mitigate those risks. The IRMP forms the basis of our value-added approach and serves as a competitive advantage in customer acquisition and retention. We offer our customers access to both exchange-traded and OTC derivative markets, integrating the two platforms into a combined product offering delivered by our approximately 117 commodity risk management consultants.

We also offer clearing and execution services to a broad array of participants in exchange-traded futures and options markets including commercial accounts, professional traders, managed futures funds, introducing brokers and retail customers. Our exchange-traded futures and options transaction volumes have grown from 10.6 million contracts in fiscal year 2002 to 53.5 million contracts in the twelve months ended May 31, 2007, representing a compound annual growth rate (“CAGR”) of 40.5%. We are an FCM with clearing-member status at all of the major U.S. commodity futures and options exchanges. As of May 31, 2007, we were the third largest FCM in the U.S., as measured by required customer segregated assets, not affiliated with a major financial institution or commodity producer, intermediary or end-user. As of May 31, 2007, we had $913.6 million in customer segregated assets.

In addition to our Commodity and Risk Management Services (“C&RM”) and Clearing and Execution Services segments discussed above, we also operate in two other related business segments. Our Financial Services segment, through FCStone Financial, Inc. and FCStone Merchant Services, LLC, offers financing and facilitation for our customers with respect to their inventories of physical commodities. FCStone Financial, Inc. offers financing services that help our customers finance physical grain inventories, while FCStone Merchant Services, LLC provides the same services for other commodities. FCStone Merchant Services, LLC also provides financing for commodity or commodity-related transactions in exchange for a share of customer profits.

In the Grain Merchandising segment, we operate through our minority interest in FGDI, LLC. FGDI acts as a grain dealer in the United States and international markets, primarily Asia, Canada and Latin America. It also manages a pool of grain originated by a group of grain elevators in Texas. The primary role of FGDI is to link merchandisers of grain products through our network of industry contacts, serving as an intermediary to facilitate the purchase and sale of grain. Prior to June 1, 2007, we owned 70% of FGDI. On June 1, 2007, we sold a portion of our interest in FGDI, to Agrex, a subsidiary of Mitsubishi and the other existing member of FGDI. We retained a 25% interest in the equity of FGDI to allow us to continue to benefit from FGDI’s network of industry contacts and grain merchandising capabilities.

Industry

Overview

The commodity risk management industry is noted for both its fragmented nature and its overall breadth, as it serves commodity intermediaries, end-users and producers. The industry can generally be segmented into providers of either one, or both, of two essential services to customers: risk management consulting, and trade execution and clearing services. Risk management consulting is an advisory function by which a company advises its customers on strategies to manage their commodity risk. Trade execution and clearing services are performed by serving as an intermediary between a customer and a commodity exchange or other counterparty.

These two services are offered by a number of different types of companies, all of which possess different operating traits and strengths. In general, the commodity risk management industry can be broken down into four basic types of companies with the following traits:

•	Pure consultants—Provide consulting services, but do not serve as a trading intermediary or offer access to the futures exchanges and OTC markets

•	Clearing futures commission merchants—Provide trade execution, but generally do not offer broad-based consulting services

•

Captives—Provide both consulting and trade execution as divisions of large financial institutions or commodity producers, intermediaries or end-users that developed risk management skills in their own operations and are selling them to third parties

•	Integrated independent FCMs—Provide both consulting and trade execution and clearing services from an independent platform

Companies in the commodity risk management industry can derive income from four primary sources: (1) commission and transaction revenues from the execution and clearing of exchange-traded futures and options contracts, (2) brokerage fees from OTC transactions, (3) interest income derived from cash balances in customers’ accounts, and (4) risk management service and consulting fees. Commissions and related transaction fees are on a per trade basis and typically depend on the number of trades a customer executes. In addition, a company earns interest income on margin posted by its customers. Consulting fees are charged on a monthly or quarterly basis for services offered, including analyzing the customers’ needs, recommending hedging strategies, daily market commentary and monthly and quarterly updates.

Commodity Risk Management Consulting

The global market for commodities is constantly changing, as volatile weather patterns and geopolitical situations alter local, national and global economies. As the commodity and capital markets have become more global, India and China have emerged as two large consumers of commodities, which has increased the volatility of the commodity markets. At the same time, professional traders and hedge funds are increasingly drawn to the ensuing volatility and opportunities for trading profit, increasing the volatility of these markets even further. The higher prices and volatility of commodities caused by the convergence of these events have increased the need for risk management by companies that supply or consume commodities or end-products.

Although commodity risk management has been made more accessible and more cost-effective by the increasing sophistication of trading platforms and the continued proliferation of exchange-traded and OTC products, companies seeking to manage risk must overcome the increasing complexity of today’s markets in order to execute a successful commodity risk management program. Faced with this complexity, companies seek commodity risk management consultants that can educate them on the markets and develop strategies to mitigate commodity risk in their business. Industries that have not traditionally focused on commodity risk are generating increased demand for risk management consulting services due to the changing market environment for commodities and the need to optimize profit margins and mitigate commodity risk.

Commodity risk management consultants perform a variety of functions for their customers. A risk management consultant works with the customer to identify its exposure to commodity risk, recognizing the relationship between input and finished products and the price risk that a customer assumes in delivering its products. To provide valuable risk management proposals, the consultant must combine experience in analyzing the historical performance of commodity markets with the insight to discern how future events may differ from the past. Finally, a consultant must provide market research and program updates on a regular basis to facilitate the management of a customer’s commodity risk management program.

Trade Execution and Clearing

Trade execution and clearing is primarily provided by FCMs, which are intermediaries through which customers access exchange-traded derivatives. FCMs, are members of one or more exchanges that solicit or accept orders from customers for the purchase or sale of futures or options contracts and route those orders to the appropriate exchange. FCMs also monitor and manage their customers’ accounts by holding their customers’ assets, including cash deposits and futures positions, facilitate customer trading in contracts listed on exchanges, guarantee customers’ trades to the exchange and sometimes extend credit to customers seeking to access the exchange-traded and OTC markets.

FCMs generally fall into one of three categories: independent, a national or regional brokerage firm, or a division of a financial institution or commodity-oriented company. In addition, FCMs can be further segregated into clearing or non-clearing firms. Clearing firms own exchange memberships and can clear their customers’ trades, while non-clearing firms must rely on another clearing firm to fulfill this function for their customers. As of May 31, 2007, there were 169 FCMs registered with the CFTC.

FCMs execute and clear trades in exchange-traded derivative contracts. In contrast to OTC contracts, exchange-traded contracts have standardized terms that are determined by the exchange rather than market participants. Until the early 1970s, futures markets were restricted to physical commodities (e.g. oil, corn, wheat, sugar, copper). Since that time, futures markets have expanded to include additional products, including currencies, interest rate instruments and stock indices.

FCMs execute customer orders on the exchange and maintain records of each customer’s position, segregated funds, money balances and completed transactions. In return for these services, FCMs collect commissions on each trade order from customers and earn interest income on cash deposits held on behalf of their customers.

FCMs are subject to a number of regulatory requirements, including the maintenance of a minimum level of net capital. FCMs are regulated by the CFTC, an independent federal regulatory agency, and must be a member of the National Futures Association, an industry-wide self-regulatory organization. Clearing FCMs are also members of one or more exchanges registered with, and regulated by, the CFTC. Such exchanges are also considered self-regulatory organizations. Each FCM has a designated self-regulatory organization which takes primary responsibility for the FCM. The CME is our designated self-regulatory organization.

FCMs either source customers directly through their own relationships or indirectly through introducing brokers. Direct customers include the following three types of customers: retail customers, professional traders or institutional customers. Retail customers have grown recently with the advent of electronic trading and the emergence of simple-to-understand products. The development of online front-end systems has accelerated this trend. Professional traders include floor traders (locals that are members of exchanges that trade on their own account) or professional traders that trade off the floor of the exchange or in dedicated off-site facilities. Lastly, institutional customers include both commercial customers, such as commodity producers or end users, and large institutions, such as pension funds or hedge funds.

FCMs also source customers through relationships with introducing brokers, who are individuals or organizations that have relationships with various retail, professional or institutional customers of their own. Introducing brokers provide all the typical functions of a broker, except they do not accept money, securities or property of a customer. There are two types of introducing brokers: guaranteed and independent. Guaranteed introducing brokers enter into a guarantee agreement with an FCM under which the FCM agrees to be jointly and severally liable for all of the introducing broker’s obligations under the Commodity Exchange Act, in exchange for exclusivity of the introducing broker’s futures transactions. An independent introducing broker must raise his own capital to meet the minimum financial requirements to transact, but can, as a result, have clearing relationships with multiple FCMs.

Industry Growth

The total international notional value outstanding of exchange-traded and OTC derivative contracts has expanded rapidly in recent years, evidencing the large growth potential of the commodity risk management industry. According to data from the Bank for International Settlements, the notional value outstanding of exchange-traded contracts has grown at a CAGR of 22.4% over the past eight years, while the OTC market has grown at a CAGR of 22.8% over the same time period. The Bank for International Settlements data is shown in the following chart.

Source: Bank for International Settlements

While the exchange-traded market and OTC market have grown at similar rates over the past eight years, the OTC market still is nearly six times larger than the exchange-traded market in notional value terms, which reflects the fact that the demand for the non-standard products continues to keep pace.

Industry Trends

We believe that growth in the risk management and derivative industries is driven by the following factors:

•

Increasing Acceptance of Risk Management—Stockholders, securities analysts and portfolio managers increasingly expect companies to use all available resources to reduce business risk. At the same time, the management teams of public and private companies have become more sophisticated and recognize the need to manage commodity price risks in their business. Due to the continued evolution of derivative markets, this may involve using sophisticated options and futures strategies to hedge commodity consumption and production risks. Investors and operators have found that risk management strategies can reduce the volatility of earnings, lower borrowing costs and increase equity valuations.

•

Higher Commodity Prices and Increased Price Volatility—Over the past three years, the price of most commodities has risen substantially, as evidenced by the increase in the Reuters/Jefferies CRB Total Return Index from 169 on January 1, 2002 to 304 on June 30, 2007, a CAGR of 11.3%. As prices have increased, volatility has also risen, as evidenced by the changes in the historical volatility of the Reuters/Jefferies CRB Total Return Index, which has been above average for the past several years. In addition, highly uncertain geo-political conditions drive more volatile cash markets that provide an incentive for market participants to hedge their exposure and are attractive to professional traders, resulting in an increase in trading volume. An increase in commodity prices and volatility results in commodities becoming a larger economic input and increases the need to hedge commodity price risk. We believe this will result in increased demand for our risk management consulting services and higher trading volumes, which should benefit our C&RM and Clearing and Execution segments.

Copyright 2007. Reuters America LLC and/or Jefferies Financial Products, LLC or their affiliates. Used with permission. Reuters America LLC and Jefferies Financial Products, LLC do not guarantee the quality, accuracy and/or completeness of the data included herein and have no responsibility therefor. The securities offered in this prospectus are not sponsored, endorsed, sold or promoted by Reuters America LLC, Jefferies Financial Products, LLC or any of their subsidiaries or affiliates, and they make no representation or warranty, express or implied, regarding the advisability of investing in those securities.

•	Increased Corn Production—Accelerated growth of the renewable fuels industry and the associated convergence of the agriculture and energy sectors is projected to increase demand in the U.S. for corn,

resulting in a 9.8% increase in U.S. corn usage in 2007, from 11.4 billion bushes in 2006 to 12.5 billion bushels in 2007. The United States Department of Agriculture (USDA) projects that in the 2007 crop year 27.2% of U.S. corn usage will be used to produce ethanol, compared to 2002 when 10.5% of corn usage went to produce ethanol. In order to meet this increased demand, U.S. corn production is expected to increase 21.9% in 2007, from 10.5 billion bushels in 2006 to 12.8 billion bushels in 2007. As corn prices have risen dramatically in the past year, farmers have responded by increasing their planned corn acreage in order to realize the higher prices and meet surging demand. The change in corn allocation has led to increased levels of volatility and hedging by producers, intermediaries and end-users, which could potentially benefit us. Also, an increase in corn acreage planted in the U.S. has lead to less domestic land allocation to soybeans, which in turn are being planted in Latin America, where we have a significant presence.

Source: USDA; the crop years above represent the crop year beginning in the fall of that year and ending in the spring of the following year

•

Electronic Trading—Traditionally, commodity futures and options are traded on physical trading floors in areas called “pits” through an auction process called “open outcry.” In order to expand their markets, futures exchanges have added electronic trading platforms that coexist with their open outcry structure, which has resulted in better communications and information for market participants and lower trading costs. In addition, electronic-only exchanges such as the IntercontinentalExchange, Inc., which is an all-electronic energy exchange, have emerged and grown dramatically in size. The result has been higher trading volumes, as evidenced by the following chart that shows a CAGR of 7.1% for open outcry trading and a CAGR of 74.9% for electronic trading at the CME since 1998. Higher trading volumes result from shifts to electronic trading because execution costs decline significantly and transparency is enhanced. We anticipate that electronic trading will positively impact both our C&RM and Clearing and Execution segments by reducing our costs and enhancing the attractiveness of our consulting services.

Source: CME

•

Product Innovation—In general, the number of contracts available for trading on exchanges has grown significantly in recent years. Innovation in exchange-traded contracts occurs through either standardizing OTC products to bring them onto an exchange or offering new “downsized” products that are smaller versions of current exchange-traded products, which makes them available to a larger group of investors. In addition, the advent of electronic trading makes product innovation less expensive and more cost-effective, as lower costs result in fewer contracts needed to be traded in order to recoup startup costs. We believe the continued growth in new products, combined with new electronic trading platforms, will attract new customers and increase demand for the services offered by our C&RM and the Clearing and Execution Services segments.

•

Growth of Hedge Funds and Influence of Professional Traders—The emergence of hedge funds during the 1990s and their continual growth in the past decade has changed markets dramatically. Hedge funds, which are basically unregulated pools of capital, are free to be aggressive and pursue any investment where they see the opportunity to make money. As demand for commodities has increased, prices have risen and market volatility has increased, hedge funds have become more interested in the commodity markets. Whether their interest is in speculating in commodity markets, using the commodity markets to hedge inflation risk or entering the commodity markets to address the business requirements of companies in which they are invested, hedge funds are having a significant impact on the commodity derivative markets.

•

Deregulation—The opening of markets within the financial services industry in the U.S., Europe and Asia has increased customer access to products and markets, reduced regulatory barriers to product innovation and encouraged consolidation. In particular, in the U.S., many regulatory barriers to product development were removed or reduced by the enactment of the Commodity Futures Modernization Act of 2000 (“CFMA”). The CFMA accelerated product development in the futures markets by reducing the length of time it takes exchanges to introduce new products and increasing legal certainty of the OTC markets. Although not all new products are successful, the ability to quickly develop new products at the exchange level is expected to result in greater volumes of trading in our FCM business.

Competitive Strengths

Long-Term Relationship-Focused Commodity Risk Management Company

We are a relationship-oriented company focused on commodity risk management consulting services. We believe that our long-standing presence in the local, regional and national commodity markets enables us to penetrate rapidly evolving commodity markets, where the risk management needs of the participants are changing due to high commodity prices and increased commodity price volatility. We believe our key competitive advantage is the ability to work with customers to help them design and implement commodity risk management programs, which leads to enduring customer relationships and more predictable financial performance for our customers.

Skilled Risk Management Consultants

We employ approximately 117 commodity risk management consultants, who have an average tenure with us of over eight years, most of whom have extensive product and industry expertise. Our risk management consultants are in regular contact with customers as they deliver services, including the IRMP. This close contact provides our consultants with an appreciation of the needs of our customers and the opportunities in the marketplace. As a result, our risk management consultants can identify opportunities and develop new products and strategies with the assistance of our experienced management team. Knowledge derived from this experience can also be applied to new commodity types and risks permitting us to expand into new markets.

Middle-Market Focus

We focus primarily on middle-market commercial commodity intermediaries, end-users and producers. These companies often have significant commodity risk requiring sophisticated risk management consulting services, but lack the resources or expertise to field an in-house team of risk management professionals. Our platform also enables us to extend commodity risk management consulting services to middle-market customers that may not be large enough to attract the attention of large financial institutions or commodity firms. We believe our integrated business model provides the greatest value to these middle-market companies.

Integrated Business Model

We operate an integrated business model whereby we develop commodity risk management strategies for our customers and execute them through both the exchange-traded and the OTC markets, providing an efficient mechanism for developing and executing a customer’s commodity risk management program. In our C&RM segment, we traded 2.2 million exchange-traded contracts in the nine months ended May 31, 2007, which represented a 0.6 million contract increase, or 37.5%, over the nine months ended May 31, 2006, when we traded 1.6 million contracts. In the nine months ended May 31, 2007, we traded 0.5 million OTC contracts, which represented a 0.3 million contract increase, or 150.0% increase over the nine months ended May 31, 2006, when we traded 0.2 million OTC contracts.

Management Expertise

Our senior management team is composed of individuals with experience working in commodity management, risk management or commodity trading. Our Chief Executive Officer, Paul Anderson, started at FCStone in 1987 as the director of the integrated marketing program and assumed the role of CEO in 1999. He has 31 years of experience in the industry. Our Chief Operating Officer, Stephan Gutierrez, started at FCStone in 2002 and possesses 32 years of experience in trading, risk and asset management of various commodities. In addition, our Chief Financial Officer, Robert Johnson, has 25 years of experience in the industry, and has worked as CFO for FCStone since 1987. Our Executive Vice President, Jeff Soman joined FCStone in 2000 and has worked in the commodities industry for over 26 years.

Leading Position in Renewable Fuels Industry

Through our experience managing commodity risk, we have gained what we believe to be a leading role in the renewable fuels industry. The renewable fuels industry, which includes products such as ethanol and biodiesel, has grown at a rapid pace. For example, according to the Renewable Fuels Association, ethanol production capacity has grown at a CAGR of 20.5% since 2001. This growth has been driven by high crude oil prices and government programs to reduce U.S. dependence on foreign sources of energy.

Source: Renewable Fuels Association

By leveraging our core competencies of risk management consulting and grain merchandising, we provide risk management services to producers representing approximately 25% of the domestic ethanol capacity, as well as other producers in the renewable fuels industry. It is the experience that we have gained through our grain merchandising business that has allowed us to source the physical inputs for our ethanol-producing clients and to assist in marketing the by-products of ethanol production.

Independent Consultant with Access to Markets

We are an independent commodity risk manager and FCM that is not affiliated with a major financial institution or commodity intermediary or end-user, with the ability to offer full trade and order execution through every major commodities exchange in the world. Our independence gives us the ability to offer advice and services that are not influenced by our other operations. Our middle-market customers can be particularly sensitive to this issue, and accordingly, we believe our independence differentiates us from much of our competition.

Growth Strategies

Further Penetrate New Customer Segments

We believe there are significant opportunities to further penetrate new customer segments to diversify our revenue stream. We have capitalized on our reputation and position as an independent provider of commodity risk management consulting services to expand into new customer segments. Opportunities for potential growth include renewable fuels, natural gas end-users, weather futures, the fuel surcharge business, forest products, food products, carbon or emission credits and international markets. We plan to continue deploying resources, including our team of risk management consultants, into areas where volatile market conditions have increased commodity risk exposure or have otherwise created new opportunities for intermediaries, end-users and producers.

Expand Risk Management Consulting Services

We believe that offering new products and services to our existing customer base presents significant growth opportunities. Our risk management consultants continually examine the changing needs of our customers and identify solutions as our customers encounter new commodity-oriented risks. For example, in fiscal 2005 we developed a new grain product called the “FCStone Accumulator” for our grain elevator customers to market to their customers. This product represents an example of our ability to bring new products to our traditional grain elevator customers to serve the needs of their grain producing customers.

Expand International Presence

We intend to continue our expansion into international markets where customers tend to be in the early stage of acceptance of commodity risk management consulting services and products. Our international initiative essentially began in 1996 with our direct marketing of commodity futures to internationally-based companies. This effort has evolved and we currently have five international offices located in Campinas, Brazil; Beijing, China; Dalian, China; Winnipeg, Canada and Blenheim, Canada, and representation in Dublin, Ireland. The customers in these markets tend to be in the early stage of acceptance of commodity risk management consulting services and products, which creates an opportunity for us to utilize the educational and consultative approach inherent in the IRMP to further penetrate the market.

Our Latin American/Brazilian operations continue to grow rapidly, driven primarily by increases in exchange-traded and OTC contract volume from our growing number of Brazilian customers. We are continuing to build our infrastructure to better penetrate this market and fully realize the significant opportunity in this region. During the three months ended May 31, 2007, we increased to the number of risk management consultants calling on this market from 10 to 13. In addition, we have six risk management consultants located in the U.S. that service accounts in Latin America and Brazil. While these consultants provide advisory and execution services to customers that focus on agricultural commodities, such as sugar, corn, coffee, soybeans and cotton, they also assist our clients in managing their growing currency risk through the international foreign exchange markets.

Develop Human Capital

We intend to increase the number of new risk management consultants that we hire. Commodity risk management consultants enable us to deliver our value-added products and services to the marketplace. Our consultants are responsible for developing customer relationships, analyzing the commodity risk of our customers, developing strategies to mitigate this risk and executing these strategies at the direction of our customers. We continue to reassess and develop our training programs to address new and developing products and industries that have growth potential. In fiscal 2007, we hired ten new consultants into our two-year training program and seven interns to work alongside our permanent risk management consultants. As our business grows we expect to continue to increase the number of new risk management consultants that we hire.

Understanding the critical role of our risk management consultants, we provide our risk management consultants with a continuing development program that includes formal training, mentoring and hands-on experience. We have experienced employee turnover among risk management consultants of less than 10% per year over the last four fiscal years. We attribute this low turnover to the platform and products provided these individuals to develop their business.

Capitalize on Shift to Electronic Trading

We intend to capitalize on the growth opportunities made available by the shift to electronic trading. Due to customer demand for electronic trading, new fully electronic exchanges have emerged and established exchanges have developed electronic platforms that trade alongside traditional open-outcry systems. The shift to electronic trading has resulted in a significant growth in trading volumes. For example, since 1998 electronic trading on the CME has grown at a CAGR of 74.9% while open outcry trading has grown at a CAGR of 7.1% over the same time period. The positive effects of electronic trading, will be most directly felt in our clearing business, where customers will be drawn to lower cost trading. In addition, the benefits of electronic trading extend into our commodity risk management business by lowering trading costs and increasing consultant productivity, enhancing the importance of a high level of service.

Pursue Strategic Opportunities

We plan to supplement our internal growth by pursuing strategic transactions and partnerships. These strategic transactions and partnerships may include acquisitions of businesses, customer accounts, products or technologies which may expand our products and services, enhance our technology or take advantage of new developments and potential changes in our industry or an industry we are planning to enter. We believe that strategic transactions and partnerships are likely to continue in our industry and we intend to pursue them to further strengthen and diversify our business.

History

Our commodity risk management business can be traced back to 1955, when Farmers Grain Dealers Association of Iowa, which later became Agri Industries, first purchased a seat on the Chicago Board of Trade (“ CBOT”). Farmers Grain Dealers Association of Iowa began offering agricultural commodity risk management consulting services to grain elevators in 1968 through a commodity hedging and trading service program. Recognizing the need to better address its customers’ commodity hedging needs, Agri Industries formed Farmers Commodities Corporation (“FCC”) as a separate entity in 1978. In 1986, FCC became a stand-alone member-owned cooperative company with a mission to deliver professional marketing and risk management programs designed to enhance the profitability of its member customers.

Recognizing that physical commodity prices are driven by local supply and demand dynamics, we gradually extended our geographic reach. In the 1980s, FCC began its international efforts and also opened offices in Kansas City, Missouri; Omaha, Nebraska; and Minneapolis, Minnesota. In the 1990s, we expanded our operations into the eastern Corn Belt and opened offices in Bloomington, Illinois; St. Louis, Missouri; and Toledo, Ohio. By the end of the decade, we opened southeastern markets to our customers by establishing an office in Buford, Georgia.

Throughout the 1980s and 1990s our company continued to identify and act on opportunities to better serve our customers. Cognizant of the value of continued risk education and consulting services in establishing long-term relationships with our commercial grain customers, we introduced our IRMP in 1987. At the same time, we recognized the need to facilitate the execution of our customers’ commodity hedging strategies, and we became a clearing member of the Kansas City Board of Trade in 1983 and the CBOT in 1987. In the early 1990s, we recognized that our customers faced operating risks related not only to their inventories of commodities but to the merchandising and transportation of commodities as well, and thus formed a cash grain subsidiary called Farmers Grain Dealers, Inc. Complementing that business, in 1996 we started a 10%-owned and managed transportation joint venture, Farmers Commodities Transportation Co., LLC and in 1997 leased an export shipping facility in Mobile, Alabama.

Our Clearing and Execution Services segment can be traced back to 1924 when Saul Stone and Company (“Stone”) was formed. In the 1930s, Stone became one of the first clearing members of the CME and over the following decades traded and hedged a wide range of agricultural commodities. In the late 1980s and early 1990s

Stone expanded its clearing operation to include the CBOT and all major futures exchanges in New York. Possessing member status and complete back office operations at these various exchanges afforded Stone’s wholesale, institutional and retail customers full-service clearing and execution.

On July 1, 2000, FCC acquired the assets of Stone and formed a new wholly-owned subsidiary called FCStone LLC, which combined the FCM operations of FCC and Stone. FCC then changed its name to FCStone Group, Inc., which was reorganized as a holding company. The acquisition of Stone provided our customers with access to all of the major U.S. commodity futures and options exchanges and a full spectrum of commodity derivatives. As our commercial grain customers and their need for commodity risk education and consulting matured, we identified other customer segments that could benefit from our integrated, broad-based approach to commodity risk management. In addition to our energy product line, which was formed in 1988, we began organizing other business lines catering to producers of renewable fuels and food service providers, among others.

Following the acquisition of Stone, and recognizing the strong secular industry trends towards increased importance of corporate risk management, robust growth in derivatives trading volumes worldwide, and the proliferation of derivatives products, we shed our cooperative status on March 1, 2005 and became a stock corporation.

In December 2006, we amended our articles of incorporation and changed our state of incorporation from Iowa to Delaware through a merger into our wholly-owned subsidiary that was incorporated in Delaware solely for the purpose of changing our state of incorporation.

Operating Segments

Commodity and Risk Management Services

The Commodity and Risk Management Services segment is the foundation of our company. Consistent with our original mandate as a cooperative to serve our grain elevator members, we approach middle-market intermediaries, end-users and producers of commodities with the objective of serving as their commodity risk manager. Some of these customers are sophisticated and knowledgeable of the derivative markets and how they operate, understanding the inherent commodity risk of their business and pursuing their own risk management policies. At the same time, many of our customers look for guidance and consulting with regard to their commodity risk exposure and the use of the derivative markets to mitigate that risk.

Within the C&RM segment, we serve customers through a force of approximately 117 risk management consultants with a level of service that maximizes our abilities and the opportunity to retain the customer. Among more sophisticated customers, we provide less in the way of consulting services and focus more on providing a breadth of products and competitive pricing, while among our customers with less experience in the derivative markets, we provide a broad range of consulting services that are demonstrated most clearly in our IRMP. The IRMP is a fee-based commodity risk management consulting service that is based upon a review of our customers’ commodity inputs and outputs in their products and services, with exposures identified and quantified. We use the information obtained in this review to determine commodity exposures and design strategies intended to optimize their profit margins and mitigate our customers’ risks to changing commodity prices. We advise the client through monthly account reviews and an evaluation of existing hedge positions, as well as by review of year-to-date performance of the program.

We believe that our consulting services, including the IRMP, serve as a value-added competitive advantage in the acquisition and development of new customers. We provide our IRMP customers and other risk management consulting customers with assistance in the execution of their hedging strategies through our exchange-traded futures and options clearing and execution operations as well as access to more customized alternatives provided by our OTC trading desk. As our clients increase their knowledge and acceptance of risk management practices, they become more independent in their hedging decision-making and, in some cases, will transition to fully self-directed trading over a three- to five-year period. However, we often continue to provide transactional advice and consulting services to fully self-directed trading customers. Generally, our customers direct their own trading activity and we do not have discretionary authority to transact trades on behalf of our customers.

We maintain an extensive proprietary database of historical price information for each local market in which our customers operate. Local prices tend to react to similar fundamentals each year relative to the benchmark futures prices. Accordingly, these local characteristics can be analyzed and factored into a customer-specific risk analysis. A commodity price hedging program must recognize and account for these local differences because physical commodity prices are often driven by local supply and demand dynamics such as weather, transportation costs and availability, storage and insurance costs. While exchange–traded futures and options prices reflect the world market, local markets are considered to be more relevant to mid-sized commodity users. Therefore, we provide our customers with a tailored program reflective of the market characteristics within which they operate.

Reflective of the local nature of our product, we service our customers through 13 U.S. offices and five international offices. We currently serve approximately 460 customers through our IRMP.

We deliver our consulting services through an experienced force of approximately 117 risk management consultants. The average tenure of our consultants is eight years, while the annual turnover rate has averaged less than 10% over the past four fiscal years. We maintain a formal training program for our incoming consultant trainees, which provides a foundation in the basics of our business, including risk management, futures and options markets, OTC markets, financial statement analysis and derivative accounting. As part of the training process, new consultants apprentice with an experienced risk management consultant for two years before independently managing customer relationships.

We organize our marketing efforts into customer industry segments. We currently serve customers in the following areas:

•

Commercial Grain—The commercial grain customer segment represents the foundation of our C&RM Segment, as the roots of our company can be traced back to this business. Within this sector we provide services to grain elevators, traders, processors, manufacturers and end-users.

•

Energy—The energy customer segment targets companies where energy represents a significant input cost into the production of their product or service. Such customers include producers, refiners, wholesalers, transportation companies, convenience store chains, auto and truck fleet operators, industrial companies, railroads and municipalities.

•

Introducing Brokers—Introducing Brokers within our C&RM segment include individuals or organizations that maintain relationships with customers and intermediate transactions between the customer and ourselves. The customers within this segment are primarily agricultural producers.

•

Latin America/Brazil—The customers within this customer segment are located predominantly in Mexico and Brazil. Our customers are involved in all sectors of agribusiness, including livestock production and feeding, flour milling and bakery, oilseed crushing and refining, grain merchandising, meat processing and sugar/ethanol production. We also assist our clients in managing their growing currency risk through international foreign exchange markets. We believe there are significant opportunities to deepen the penetration of risk management practices within this customer segment in this region.

•

China—The China customer segment represents both Chinese FCMs as well as commercial companies seeking to hedge their commodity risk exposures. The Chinese FCMs are similar to introducing brokers, facilitating the transactions of their clients in the U.S. commodities markets. The commercial accounts generally represent significant processors of grain or other commodities.

•	Renewable Fuels—The renewable fuels customer segment targets producers of ethanol and biodiesel products, capitalizing on the rapid growth occurring in the alternative fuels industry.

•

Other—We maintain a number of developing customer segments where the adoption of risk management practices is increasing and our consultative approach is serving as a catalyst to customer adoption. These customer segments include customers with risk management needs in the areas of forest products, food services, transportation and weather-related products. In addition, we believe that we are positioned to participate in the development of markets for carbon and emission credits. We have entered into agreements that may enable us to market carbon and emissions credits generated by third parties and share in the proceeds from sales of such credits.

Our integrated platform allows our customers, aided by our risk management consultants, to execute and clear commodity futures and options contracts for the purpose of establishing and maintaining their hedge positions through our C&RM segment. Alternatively, we are able to meet more customized hedging needs through our OTC trading desk. Our OTC trading desk, through broad access to commodity market participants as well as major financial institutions, is able to design hedge arrangements that may contain features with respect to contract performance, time period, commodity types, and transaction size that are not achievable in the highly standardized exchange-traded commodity futures and options markets. Further, our OTC capability has provided an ability to create products that assist our customers, in turn, to offer value-added services to their clients. We believe that we are unique in offering both exchange-traded and OTC products to our middle-market target customers.

Source: Company Information

Within our C&RM business, we have experienced strong growth in contract trading volumes. Since 2002, growth in exchange-traded contract trading and OTC contract trading have both been robust. In that period, our OTC contract trading volume has grown at a CAGR of 87.8%, while exchange-traded contract volume has grown at a CAGR of 21.7%. In the nine months ended May 31, 2007, the C&RM segment reported income before minority interest and income tax of $26.6 million, an increase of $10.9 million, or 69.4%, from $15.7 million in the nine months ended May 31, 2006. For the three months ended May 31, 2007, C&RM had income before minority interest and income tax of $9.9 million, an increase of $3.8 million, or 62.3%, compared to $6.1 million for the three months ended May 31, 2006. In nine months ended May 31, 2007, the C&RM segment represented approximately 65.6% of our consolidated income before minority interest, income tax and corporate overhead.

Clearing and Execution Services

We seek to provide economical clearing and execution of exchange-traded futures and options for the institutional and professional trader market segments through the Stone division of our subsidiary, FCStone LLC. Through our platform, we accept customer orders and direct those orders to the appropriate exchange for execution. We then facilitate the clearing of our customers’ transactions. Clearing involves the matching of our customers’ trades with the exchange, the collection and management of margin deposits to support the transactions, and the accounting and reporting of the transactions to our customers. We seek to leverage our capabilities and capacity by offering facilities management or outsourcing solutions to other FCMs.

FCStone LLC is a registered FCM and a clearing member of all major U.S. commodity futures exchanges including the CME, CBOT, NYMEX, COMEX Division of NYMEX, NYBOT, Kansas City Board of Trade and the Minneapolis Grain Exchange. We believe we are one of the largest clearing members on the NYBOT and NYMEX as measured by contracts cleared.

We service our customers though a Wholesale Division and a Professional Trading Division:

Wholesale Division. Wholesale division customers generally consist of non-clearing FCMs, introducing brokers and clearing FCMs for which we provide back-office services such as trade processing and accounting. These customers serve as intermediaries to the ultimate customer transacting the futures or options contract.

Professional Trading Division. The professional trading customers consist of retail-oriented introducing brokers, professional traders and floor traders. In this division, we target high-volume users of the futures and options markets. We believe we hold the largest share of the professional floor trader market at the NYBOT and the COMEX Division of NYMEX. Through our retail division, we also target managed futures funds, hedge funds and commodity trading advisors. We believe that this segment of our customer base will benefit from the increasing significance of electronic trading, providing this segment a greater opportunity to trade across markets and commodities.

Source: Company Information

From fiscal 2002 to the twelve months ended May 31, 2007, as demonstrated above, contract trading volume has grown at a CAGR of 42.4% within our Clearing and Execution Services segment. In the nine months ended May 31, 2007, the Clearing and Execution Services segment reported income before minority interest and income tax of $10.8 million, an increase of $2.3 million, or 27.1%, from $8.5 million in the nine months ended May 31, 2006. For the three months ended May 31, 2007, Clearing and Execution Services had consolidated income before minority interest and income tax of $3.8 million, an increase of $0.5 million, or 15.2%, compared to $3.3 million for the three months ended May 31, 2006. In the nine months ended May 31, 2007, the Clearing and Execution Services segment represented approximately 26.7% of our consolidated income before minority interest, income tax and corporate overhead.

Financial Services

Our Financial Services segment is comprised of FCStone Financial, Inc. (“FCStone Financial”) and FCStone Merchant Services, LLC (“FCStone Merchant Services”). FCStone Financial serves as a grain financing and facilitation business through which we lend to commercial grain-related companies against physical grain inventories. We use sale/repurchase agreements to purchase grain evidenced by warehouse receipts at local grain elevators subject to a simultaneous agreement to sell such grain back to the original seller at a later date at a higher price.

Our activity in FCStone Financial led us to develop FCStone Merchant Services. FCStone Merchant Services serves as a financing vehicle for a number of different commodities, including grain, energy products and renewable fuels. These arrangements can take the form of repurchase agreements or traditional lending arrangements, backed by letters of credit, depending on the risk, underlying commodity and borrower involved in the transaction.

We believe that our commodity risk management, merchandising and transportation expertise, along with our experience in the renewable fuels area, can be applied to the rapidly growing alternative fuels industry. Our presence in these markets and our interest in renewable fuels created an opportunity for us to provide financing to a startup biodiesel company. In fiscal 2006, FCStone Merchant Services loaned $1.5 million to Green Diesel LLC as part of its financing to build a biodiesel production facility to be located in Houston, Texas. The loan included the receipt of warrants exercisable for 48% of the equity of Green Diesel. Subsequently, Green Diesel decided to raise additional equity in order to build a larger production facility with an annual production capacity of approximately 46 million gallons. In order for us to prevent the dilution of our potential 48% interest in Green Diesel, we invested an additional $2.4 million. On November 2, 2006, we loaned an additional $600,000 to Green Diesel to finance the expanded facility. On April 9, 2007, Fortis Capital Corp. established an uncommitted line of credit for Green Diesel, in an initial amount of $10.0 million, which can be increased under certain conditions to $22.5 million. Green Diesel’s obligations under the Fortis line of credit are guaranteed by FCStone Merchant Services, which is supported in part by a $2.0 million guarantee to Fortis from FCStone Group. On July 9, 2007, we loaned an additional $1.0 million to finance operations. We are not contractually bound to invest additional equity in Green Diesel. We believe the Green Diesel production facility will begin commercial production of biodiesel in fiscal 2008.

We continue to explore other avenues to increase our presence in the renewable fuels area. In the nine months ended May 31, 2007, the Financial Services segment represented approximately 2.5% of our consolidated income before minority interest, income tax and corporate overhead.

Grain Merchandising

As a complement to our commodity risk management consulting services, through our minority interest in FGDI, we assist our customers and utilize our market contacts to merchandise physical grain. On June 1, 2007, we entered into an equity purchase agreement to sell a portion of our interest in FGDI to Agrex, a subsidiary of Mitsubishi and the other existing member of FGDI. We retain a 25% interest in the equity of FGDI. FGDI acts as a grain dealer in the United States and international markets, primarily Asia, Latin America and Canada. The primary role of FGDI is to link merchandisers of grain products through the company’s network of industry contacts, serving as an intermediary to facilitate the purchase and sale of grain.

According to the terms of the agreement, Agrex paid us $6,750,000 in exchange for 450,000 of the 700,000 membership units held by us. We anticipate that, under applicable accounting standards, FGDI’s revenues, costs and expenses will no longer be consolidated in our consolidated statements of operations for future periods. Under the equity method of accounting, we will instead report our proportionate share of FGDI’s net income as a single line item on our consolidated statements of operations. Also, we anticipate that we will no longer report a minority interest in FGDI.

FGDI’s services help elevators and grain marketers maximize the value of their grain by locating domestic and international buyers and assisting the originator in retaining ownership and margins as far into the marketing pipeline as possible. We consistently offer value-added opportunities for our customers to merchandise their inventories beyond their traditional channels.

In the grain merchandising segment, FGDI earns revenue primarily through the sale of grain which is driven by the volume and price of grain we merchandise.

For the end-users, processors and exporters, FGDI provides a dedicated and efficient method of sourcing the specific type and quality of grain, and assures consistent delivery to match a buyer’s needs. Because FGDI works closely with a wide range of customers, we are able to regularly link customers in mutually beneficial transactions. We manage and operate approximately 1,000 grain rail cars in conjunction with our merchandising program. In fiscal 2006, we merchandised 235.9 million bushels of grain, of which approximately 34.3 million were shipped through FGDI’s leased facilities located at the port in Mobile, Alabama to the Asian market.

In the nine months ended May 31, 2007, this segment represented approximately 5.2% of our consolidated income before minority interest, income tax and corporate overhead.

Risk Management

The clearing and execution of derivatives transactions, as well as the financing and merchandising of physical commodities, subjects us to a number of risks including (1) liquidity risk, (2) credit risk, (3) operating risk and (4) market risk. As a clearing FCM, we assume the responsibility to accurately report our customers’ transactions to the exchange and to remit, in a timely manner, the margin payments required by the exchange to support the transactions that have been executed on the exchange. This role requires us to carefully monitor our customers’ transactions and the amount of margin deposited into our customers’ accounts. Since the regulated derivative markets require investors to settle their gains and losses daily, we must ensure that our customers maintain the financial resources to meet the potential payment obligations. Similarly, we require deposits or other credit support for transactions for customers that transact with our OTC platform. Further, as a principal in the financing and merchandising of physical commodities, we must ensure that we maintain the resources and controls to finance lending transactions as well as the purchases of commodities in our merchandising activities.

Each of the specific risks associated with our business is discussed in more detail below:

Liquidity Risk

We require our customers to maintain cash or cash-equivalent assets on deposit in their accounts to meet their payment obligations in connection with the margining of futures and options transactions. However, in volatile markets, margin payments may exceed the amount of cash on deposit. Accordingly, we maintain policies and procedures to obtain additional funds from our customers in a timely fashion to mitigate this risk. Because there can be no assurance that a customer will fund these account deficits, for margin call purposes, we separately maintain lines of credit with various financial institutions to facilitate timely payments to the exchange clearinghouses, if required. As of May 31, 2007, this available amount was $98.7 million.

Separately, we maintain lines of credit that have been established for the purpose of financing our lending transactions as well as our commodity merchandising transactions. At May 31, 2007, we maintained lines of credit aggregating $356.6 million to support financing transactions and to facilitate commodity merchandising activities. While there is no guarantee that we will be able to replace current credit agreements when they expire, based on our strong liquidity position and new capital structure, we believe we will be able to do so.

Credit Risk

In the course of day-to-day transaction flows, we may be required to advance funds to the exchange clearinghouses in anticipation of receipt of customers’ segregated funds. In the event that our customers fail to meet their payment obligations to the exchange clearinghouse, we are financially responsible to the exchange clearinghouse, and thus bear the credit risk of our customers’ default. We have margin policies and monitoring procedures to protect us from such losses. We further mitigate the potential for such losses through the maintenance of escrow deposits from introducing brokers. In the C&RM segment, each of our risk management consultants has agreed to reimburse us for any customer losses through the withholding of commissions from the responsible consultant.

In our OTC activity, we transact contracts as principal with our customers, which we cover in back-to-back principal transactions with large financial institutions and professional market participants. These contracts subject us to the credit risk of our counterparties on each side. We manage the credit risk of our customer counterparties by taking deposits or obtaining other credit support. We manage the credit risk for our large counterparties by purchasing credit protection against such exposures. Similarly, we sometimes purchase credit protection against certain larger customer receivables arising from our grain merchandising transactions as well.

Our financing transactions are generally secured by physical commodity inventories. We require that such inventories be hedged to protect our collateral positions against price risk. We maintain physical possession of the collateral documents evidencing our security interest in the financed commodities. Given the depth of the commodity markets, we are confident that realization values on our collateral will ordinarily be sufficient to repay our principal, but we are subject to the risk of insolvency of the issuer of the collateral documents and the resulting shortage of the underlying commodity.

Operational Risk

The execution and clearing of derivatives contracts traded on commodity exchanges involves a significant element of trade handling, input and reconciliation. Failure to effectively manage the potentially large volume of transactions can subject the firm to significant losses. This risk is mitigated by the daily reconciliation of transactions with each of the exchange clearinghouses and the continuous net settlement margining process. The effect of the increasing level of electronic trading has served to significantly reduce the degree of human intervention in such transactions. We expect that the trend towards increased electronic trading will have a positive effect on our trade processing and corresponding costs.

OTC transactions are specialized, individually-negotiated contracts between two counterparties, which require proper documentation and management. Our business model requires that we match our customer OTC contracts with offsetting transactions with one of our counterparties. This process requires a substantial amount of transactional processing and review, and the record keeping associated with these transactions gives rise to risks in the event of errors or omissions.

Market Risk

We do not engage in any directional proprietary trading for our own account. On a limited basis we are involved in proprietary trading of OTC options for certain commodities in situations where we can provide execution to our customers at levels at or better than that which is available in the listed markets. In any case, all transactions in which we serve as a principal are offset with a customer or market counterparty. Any residual risk is hedged through the futures and options markets to comply with the position limits set forth in our risk management policy. Our policy is to avoid any unhedged positions and for all transactions executed, to enter into hedging positions which are effective in eliminating most market risk.

Competition

The commodity and risk management industry can generally be classified into four basic types of companies: (1) pure consultants, (2) clearing FCMs providing trade execution but not broad-based consulting services, (3) captive businesses providing consulting and trade execution as divisions of financial institutions or larger commodity-oriented companies, and (4) integrated FCMs providing both consulting and trade execution from an independent platform. As a result, we compete with a large number of smaller firms that focus on personalized service, and a smaller number of large, better capitalized companies that focus less on personalized service but have significant execution capabilities and market presence. We believe that our C&RM segment, which operates as an integrated FCM, serves the needs of middle-market companies that require both the personalized consulting services provided by our risk management consultants and the trade execution services we offer as an FCM.

We compete with a large number of firms in the exchange-traded futures and options execution sector and in the OTC derivatives sector. We compete primarily on the basis of price and value of service. Our competitors in the exchange-traded futures and options sector include international brokerage firms, national brokerage firms, regional brokerage firms (both cooperatives and non-cooperatives) as well as local introducing brokers, with competition driven by price level and quality of service. Many of these competitors offer OTC trading programs as well. In addition, there are a number of financial firms and physical commodities firms that participate in the OTC markets, both directly in competition with us and indirectly through firms like us. We compete in the OTC market by making specialized OTC transactions available to our customers in contract sizes smaller than those usually available from major counter-parties.

In the Financial Services segment we compete with traditional lenders, including banks and asset-based lenders. In addition, we also compete with specialized investment groups that seek to earn an investment return based on commodities transactions. We compete on price and service and by managing commodity risks that traditional lenders may seek to avoid. We are an extremely small participant in the financial services industry, which consists of a very large number of large and small firms. We do not attempt to compete generally in this industry. Rather, we focus our energies on filling a specific niche of supporting commodities transactions.

The grain merchandising segment competes for both the purchase and sale of grain. Competition is intense and profit margins are low. Our major competitors have substantially greater financial resources than those available to us, but we believe that our relationships, primarily with cooperative customers, give us a broad origination capability. Competition for grain sales is based on price, services and ability to provide the desired quantity and quality of grains. Our grain merchandising operations compete with numerous larger grain merchandisers, including major grain merchandising companies such as Archer-Daniels-Midland Co., Cargill, Incorporated, CHS Inc., ConAgra Foods, Inc., Bunge Ltd., and Louis Dreyfus Group, each of which handles grain volumes of more than one billion bushels annually.

Technology

We utilize front-end electronic trading, mid office, back office and accounting systems that process transactions on a daily basis. These systems are integrated to provide recordkeeping, trade reporting to exchange clearing, internal risk controls, and reporting to government entities, corporate managers, risk managers and customers. Our futures back office system is maintained by a service bureau which is located in Chicago with a disaster recovery site in New York. All other systems are maintained in our West Des Moines headquarters data center and system backups are stored off-site.

All of these systems are accessed through a wide area network. All systems are protected by a firewall and require proper security authorization for access. Our wide area network is managed by a service bureau which has redundant data facilities in Kansas City. We are currently building a disaster recovery plan to utilize the West Des Moines and Kansas City data centers to house redundant systems.

Our risk managers access market information from network-based software systems. Market information includes real-time quotes, market history (futures/cash), news and commentaries. Market information also includes our historic database of market pricing and trend information used in the IRMP. This information is used to analyze the markets to help risk managers determine the best strategy for a customer to minimize risk and maximize profit margins, especially when used in conjunction with the IRMP.

We use the RISC back office trade system to process exchange-traded futures and options trades. We also have commenced use of the KIODEX and a proprietary back office trade system to process OTC/derivative trades. We use Globex, Clearport, eAcess, CQ, Transact, TT, RANorder and PATS electronic trading/order routing platforms.

Employees

As of May 31, 2007, we employed 442 people. This total is broken down by business segment as follows: C&RM had 207 employees; Clearing and Execution Services had 111 employees; Grain Merchandising had 85 employees; Financial Services had 2 employees and Corporate had 37 employees. We believe our relationship with our employees is good, and we have not suffered any work stoppages or labor disputes. None of our employees operate under a collective bargaining agreement. Many of our employees are subject to employment agreements. It is our current policy to obtain an employment agreement containing noncompetition provisions from each risk management consultant.

Regulatory Matters

We are regulated by several governmental agencies and self-regulatory organizations in connection with various aspects of our business. Compliance with these laws and regulations is material to our operations. The following discussion describes the material licenses and registrations that we maintain.

FCStone, LLC is a registered FCM with the CFTC and a member of the NFA, both of which have regulatory authority over our company. FCStone, LLC is also a clearing member of all major U.S. futures exchanges. The CME is its Designated Self-Regulatory Organization for regulatory purposes and performs an annual examination of FCStone, LLC’s activities.

FCStone Investments, Inc., is registered as a commodity pool operator with the NFA and acts as the general partner of commodity pools. FCStone Advisory, Inc. is registered with the NFA as a commodity trading advisor and provides market commentary.

FCC Futures, Inc., and Westown Commodities, LLC, are guaranteed introducing brokers of FCStone, LLC registered with the NFA.

FCC Investments, Inc. is a registered broker-dealer with the SEC and the National Association of Securities Dealers (“NASD”). FCC Investments, Inc. must file annual Financial and Operational Combined Uniform Single reports with the SEC and is subject to the various rules and regulations of the NASD.

FGDI is licensed as a grain dealer in Missouri, North Dakota, South Dakota, Nebraska, Minnesota, Indiana, Michigan, Ohio, Kentucky, Georgia, Alabama and Ontario, Canada. FGDI also has a Canadian Federal License for grain dealing. FGDI is registered as an exporter of grain with the United States Department of Agriculture.

In addition, we are subject to other general legal and regulatory provisions applicable to trading services and commodities dealing.

Properties and Locations

We lease office space for our principal business operations. Our corporate headquarters is located in West Des Moines, Iowa, and our leased space is approximately 12,000 square feet. This lease is in place until December 31, 2016. We have other offices in Chicago, Illinois; New York, New York; Kansas City, Missouri; St. Louis, Missouri; Omaha, Nebraska; Minneapolis, Minnesota; Bloomington, Illinois; Roy, Utah; Buford, Georgia; Indianapolis, Indiana; Spirit Lake, Iowa; Bowling Green, Ohio; Summit, New Jersey; Winnipeg, Canada; Blenheim, Canada; and Campinas, Brazil. We have established representative offices in Beijing and Dalian in the People’s Republic of China. All of our offices and other principal business properties are leased. We plan to relocate our corporate headquarters to Kansas City during 2007.

We have a major leased grain facility located at the port of Mobile, Alabama, and other leased grain facilities located in Indiana and Ontario, Canada. We own an additional facility located in Columbus Grove, Ohio.

The Mobile, Alabama facility consists of facilities for unloading rail shipments, temporary storage, and loading ocean-going vessels. The facility is leased from the State of Alabama for a term expiring December 1, 2012, under an agreement which is recognized as a capital lease for accounting purposes. Our obligations at Mobile are supported by an agreement with FGDI’s majority owner to purchase a minimum volume of grain through the facility.

Legal Proceedings

The Company, from time to time, is involved in various legal matters considered normal in the course of its business, including worker’s compensation claims, tort claims, contractual disputes and collections. It is the Company’s policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. We carry insurance that provides protection against certain types of claims, up to the policy limits of our insurance. With the exception of the matters discussed below, we are not aware of other potential claims that could result in the commencement of material legal proceedings. In the opinion of our management, liabilities, if any, arising from existing litigation and claims will not have a materially adverse effect on our results of operations, liquidity or financial position.

On August 21, 2003, September 23, 2003, October 16, 2003, and July 16, 2004, Euro-Maritime Chartering, Inc. filed five separate claims under the arbitration facility established by the London Maritime Arbitrators Association of London, England, alleging a breach by FGDI of charter party agreements regarding five vessels and seeking to recover damages of $242,655, $230,863, $769,302, $649,031 and $403,167, respectively. Euro-Maritime Chartering alleges that these damages arise from detention and demurrage encountered at China ports with respect to cargos that FGDI sold to Chinese buyers. FGDI does not dispute the demurrage claims, which are estimated to total approximately $690,000. FGDI claims that, under the sales contracts with the Chinese buyers, any detention and demurrage charges were for the account of the buyers. FGDI has collected deposits from the Chinese buyers in the total amount of $669,436, which are being held pending resolution of the detention claims. FGDI intends to vigorously defend the detention claims and believes that it has meritorious defenses. If the claimant prevails on any of the detention claims, or otherwise in amounts above the corresponding deposit, FGDI expects to seek collection of such amounts from the buyers.

On December 13, 2003, Liaoyang Edible Oils filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong alleging a breach of a sales contract by FGDI and seeking to recover damages of $1,125,000, of which $55,475 was not disputed as due under the contract. Liaoyang Edible Oils alleged that these damages arose out of disputes related to the final pricing of the contract. On December 15, 2005 the arbitration panel rendered a decision, dismissing the claim for pricing damages, but also doing its own accounting under the contract, and making an award to claimant, including interest and arbitration costs, of approximately $275,000. A partial award of attorneys’ fees and costs was also rendered in the decision, although this amount is yet to be quantified. FGDI has made an accrual, of $275,000 related to this claim. On January 25, 2006, the claimant filed an appeal, which under the arbitration rules governing this dispute, was deemed to be a request for a new hearing. FGDI has cross appealed as to the amount determined by the arbitration panel. FGDI has defended the appeal and seeks an order that the award be upheld in its entirety, except for the accounting amount and except that each party should be ordered to bear its own legal costs. The matter has been submitted on the appeal and is awaiting decision.

On December 9, 2004, Xiamen Zhonge Industry Co., Ltd. (Xiamen) filed a claim in arbitration under the arbitration facility established by the Federation of Oils, Seeds and Fats Associations Ltd. of Hong Kong. Xiamen’s claim alleges that FGDI breached its duty to accept pricing instructions provided by Xiamen to FGDI. FGDI submitted a statement of defense and counterclaim to which Xiamen replied with a modified claim. On March 12, 2007, the arbitration panel rendered a decision in favor of FGDI, awarding the Company recovery of grain margin losses and interest. The claimant has filed an appeal, which under the arbitration rules governing this dispute, is deemed to be a request for a new hearing. The arbitration hearing has been set for August 2007. FGDI is defending the appeal and seeks an order that the award be upheld in its entirety.

Management is currently unable to predict the outcome of these claims and, except as noted above, believes their current status does not warrant accrual under the guidance of Statement on Financial Accounting Standards No. 5, Accounting for Contingencies , since the outcome and amount of any potential case cannot be assessed as probable. As such, except as noted above, no amounts have been accrued in the financial statements. Management intends to vigorously defend these claims and will continue to monitor the result of arbitration and assess the need for future accruals.

On May 3, 2007, the parties to the action filed by Watseka Farmers Grain Cooperative in the United States District Court, Central District of Illinois executed a settlement agreement which provides for the dismissal of the lawsuit with prejudice to being refiled.

SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders.

The selling stockholders consist of two groups of stockholders. The first group consists of holders of our Series 1, 2 and 3 common stock. These shares are subject to restrictions on transfer that expire on September 17, 2007, March 15, 2008 and September 11, 2008, respectively. The offering provides these stockholders with the opportunity to sell in an underwritten public offering shares of Series 1, 2 and 3 common stock prior to the expiration of these transfer restrictions. Holders of Series 1, 2 and 3 common stock who participate in the offering will be subject to the following requirements and limitations:

•	A stockholder will not be able to sell any shares of Series 2 common stock until the stockholder has sold all of the stockholder’s Series 1 common stock.

•	A stockholder will not be able to sell any shares of Series 3 common stock until the stockholder has sold all of the stockholder’s Series 2 common stock.

•	No shares of Series 2 common stock will be sold until all of the Series 1 common stock of the participants in this offering has been sold.

•	No shares of Series 3 common stock will be sold until all of the Series 2 common stock of the participants in this offering has been sold.

The second group of stockholders consists of holders of shares purchased in the directed share program as part of our initial public offering that closed in March 2007. In connection with their participation, these stockholders entered into lock-up agreements with the underwriters of that offering generally agreeing not to sell any of their shares of common stock prior to September 17, 2007. This offering provides these stockholders the opportunity to sell their shares of common stock acquired in the directed share program prior to the expiration of that lock-up period. In consideration for their participation in this offering, the underwriters have agreed to release the holders of shares of common stock acquired in the directed share program who participate in this offering from the obligations of the lock-up agreements.

This table lists applicable percentage ownership based on 18,277,711 shares of common stock outstanding.(1)

As of July 30, 2007, no director or executive officer of the Company beneficially owned more than 1% of all the outstanding shares of our common stock and no persons were the beneficial owners of 5% or more of the shares of our common stock.

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Aurora Cooperative Elevator Co.	1	91,482	2%	91,482	0	—
	2	91,480	2%	91,480	0	—
	3	91,479	2%	91,479	0	—
	Unrestricted Common	0	—	0	0	—
	All	274,441	2%	274,441	0	—

Ontario Wheat Producers	1	70,314	2%	70,314	0	—
	2	70,314	2%	70,314	0	—
	3	70,311	2%	70,311	0	—
	Unrestricted Common	0	—	0	0	—
	All	210,939	1%	210,939	0	—

United Farmers Cooperative	1	69,525	2%	69,525	0	—
	2	69,523	2%	69,523	0	—
	3	69,523	2%	0	69,523	2%
	Unrestricted Common	0	—	0	0	—
	All	208,571	1%	139,048	69,523	*

NEW Cooperative Inc.(2)	1	79,210	2%	79,210	0	—
	2	79,210	2%	0	79,210	2%
	3	79,209	2%	0	79,209	2%
	Unrestricted Common	0	—	0	0	—
	All	237,629	1%	79,210	158,419	1%

Central Valley Ag(3)	1	64,342	2%	64,342	0	—
	2	64,338	2%	14,741	49,597	2%
	3	64,339	2%	0	64,339	2%
	Unrestricted Common	0	—	0	0	—
	All	193,019	1%	79,083	113,936	1%

CoBank ACB(4)	1	21,242	1%	21,242	0	—
	2	21,242	1%	21,242	0	—
	3	21,239	1%	21,239	0	—
	Unrestricted Common	0	—	0	0	—
	All	63,723	*	63,723	0	—

River Valley Cooperative(5)	1	27,606	1%	27,606	0	—
	2	27,606	1%	27,606	0	—
	3	27,603	1%	0	27,603	1%
	Unrestricted Common	0	—	0	0	—
	All	82,815	*	55,212	27,603	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Dalhart Consumers Fuel Assoc.	1	16,680	*	16,680	0	—
	2	16,680	*	16,680	0	—
	3	16,680	*	16,680	0	—
	Unrestricted Common	0	—	0	0	—
	All	50,040	*	50,040	0	—

FCA Co-op	1	14,994	*	14,994	0	—
	2	14,994	*	14,994	0	—
	3	14,991	*	14,991	0	—
	Unrestricted Common	0	—	0	0	—
	All	44,979	*	44,979	0	—

Innovative Ag Services Co.(6)	1	50,963	1%	38,222	12,741	*
	2	50,963	1%	0	50,963	2%
	3	50,963	1%	0	50,963	2%
	Unrestricted Common	0	—	0	0	—
	All	152,889	1%	38,222	114,667	1%

Hamilton Farm Bureau Coop Inc.	1	9,747	*	9,747	0	—
	2	9,747	*	9,747	0	—
	3	9,744	*	9,744	0	—
	Unrestricted Common	0	—	0	0	—
	All	29,238	*	29,238	0	—

Northern Country Cooperative Company	1	13,712	*	13,712	0	—
	2	13,712	*	13,712	0	—
	3	13,712	*	0	13,712	*
	Unrestricted Common	0	—	0	0	—
	All	41,136	*	27,424	13,712	*

Agland, Inc.	1	8,982	*	8,982	0	—
	2	8,979	*	8,979	0	—
	3	8,979	*	8,979	0	—
	Unrestricted Common	0	—	0	0	—
	All	26,940	*	26,940	0	—

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Max Yield Cooperative	1	47,255	1%	23,000	24,255	1%
	2	47,253	1%	0	47,253	1%
	3	47,253	1%	0	47,253	1%
	Unrestricted Common	0	—	0	0	—
	All	141,761	1%	23,000	118,761	1%

Wheaton-Dumont Coop Elevator	1	7,568	*	7,568	0	—
	2	7,565	*	7,565	0	—
	3	7,565	*	7,565	0	—
	Unrestricted Common	0	—	0	0	—
	All	22,698	*	22,698	0	—

Stronghurst Grain & Merchandise Co.	1	6,422	*	6,422	0	—
	2	6,422	*	6,422	0	—
	3	6,420	*	6,420	0	—
	Unrestricted Common	0	—	0	0	—
	All	19,264	*	19,264	0	—

Farmers Cooperative Grain Co.	1	6,407	*	6,407	0	—
	2	6,407	*	6,407	0	—
	3	6,407	*	6,407	0	—
	Unrestricted Common	0	—	0	0	—
	All	19,221	*	19,221	0	—

Quad County Corn Processors Cooperative	1	6,226	*	6,226	0	—
	2	6,223	*	6,223	0	—
	3	6,223	*	6,223	0	—
	Unrestricted Common	0	—	0	0	—
	All	18,672	*	18,672	0	—

Canby Farmers Grain Company	1	5,708	*	5,708	0	—
	2	5,708	*	5,708	0	—
	3	5,705	*	5,705	0	—
	Unrestricted Common	0	—	0	0	—
	All	17,121	*	17,121	0	—

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent

United Western Coop	1	8,525	*	8,525	0	—
	2	8,525	*	8,525	0	—
	3	8,522	*	0	8,522	*
	Unrestricted Common	0	—	0	0	—
	All	25,572	*	17,050	8,522	*

Farm Service Cooperative	1	5,340	*	5,340	0	—
	2	5,338	*	5,338	0	—
	3	5,338	*	5,338	0	—
	Unrestricted Common	0	—	0	0	—
	All	16,016	*	16,016	0	—

The Ellsworth Coop	1	5,323	*	5,323	0	—
	2	5,323	*	5,323	0	—
	3	5,320	*	5,320	0	—
	Unrestricted Common	0	—	0	0	—
	All	15,966	*	15,966	0	—

Perryton Equity Exchange	1	5,310	*	5,310	0	—
	2	5,310	*	5,310	0	—
	3	5,310	*	5,310	0	—
	Unrestricted Common	0	—	0	0	—
	All	15,930	*	15,930	0	—

Farmers Cooperative Elevator Company	1	5,422	*	5,422	0	—
	2	5,422	*	5,422	0	—
	3	5,422	*	4,922	500	*
	Unrestricted Common	0	—	0	0	—
	All	16,266	*	15,766	500	*

Farmers Cooperative Elevator	1	5,147	*	5,147	0	—
	2	5,147	*	5,147	0	—
	3	5,147	*	5,147	0	—
	Unrestricted Common	0	—	0	0	—
	All	15,441	*	15,441	0	—

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Watonwan Farm Service Co	1	5,022	*	5,022	0	—
	2	5,019	*	5,019	0	—
	3	5,019	*	5,019	0	—
	Unrestricted Common	0	—	0	0	—
	All	15,060	*	15,060	0	—

AgFirst Farmers Cooperative	1	7,308	*	7,308	0	—
	2	7,308	*	7,308	0	—
	3	7,308	*	0	7,308	*
	Unrestricted Common	0	—	0	0	—
	All	21,924	*	14,616	7,308	*

Countryside Cooperative	1	9,262	*	9,262	0	—
	2	9,260	*	4,630	4,630	*
	3	9,260	*	0	9,260	*
	Unrestricted Common	0	—	0	0	—
	All	27,782	*	13,892	13,890	*

Central Farmers Cooperative	1	4,598	*	4,598	0	—
	2	4,598	*	4,598	0	—
	3	4,598	*	4,598	0	—
	Unrestricted Common	0	—	0	0	—
	All	13,794	*	13,794	0	—

Farmers Coop Elevator	1	4,475	*	4,475	0	—
	2	4,475	*	4,475	0	—
	3	4,473	*	4,473	0	—
	Unrestricted Common	0	—	0	0	—
	All	13,423	*	13,423	0	—

Farmers Exchange Coop	1	4,460	*	4,460	0	—
	2	4,460	*	4,460	0	—
	3	4,458	*	4,458	0	—
	Unrestricted Common	0	—	0	0	—
	All	13,378	*	13,378	0	—

Farmers Cooperative Grain Association	1	4,361	*	4,361	0	—
	2	4,358	*	4,358	0	—
	3	4,358	*	4,358	0	—
	Unrestricted Common	0	—	0	0	—
	All	13,077	*	13,077	0	—

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent

Farmers Elevator Company	1	4,144	*	4,144	0	—
	2	4,144	*	4,144	0	—
	3	4,144	*	4,144	0	—
	Unrestricted Common	0	—	0	0	—
	All	12,432	*	12,432	0	—

Alabama Farmers Cooperative, Inc.	1	3,986	*	3,986	0	—
	2	3,986	*	3,986	0	—
	3	3,986	*	3,986	0	—
	Unrestricted Common	0	—	0	0	—
	All	11,958	*	11,958	0	—

Countryside Cooperative	1	7,805	*	7,805	0	—
	2	7,805	*	3,905	3,900	*
	3	7,805	*	0	7,805	*
	Unrestricted Common	0	—	0	0	—
	All	23,415	*	11,710	11,705	*

Farmers Cooperative Elevator Co.	1	3,799	*	3,799	0	—
	2	3,799	*	3,799	0	—
	3	3,797	*	3,797	0	—
	Unrestricted Common	0	—	0	0	—
	All	11,395	*	11,395	0	—

Gulf Coast Cooperative	1	7,494	*	7,494	0	—
	2	7,491	*	3,746	3,745	*
	3	7,491	*	0	7,491	*
	Unrestricted Common	0	—	0	0	—
	All	22,476	*	11,240	11,236	*

Farmers Cooperative	1	10,796	*	10,796	0	—
	2	10,796	*	0	10,796	*
	3	10,793	*	0	10,793	*
	Unrestricted Common	0	—	0	0	—
	All	32,385	*	10,796	21,589	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent

Grant Cooperative Exchange	1	3,521	*	3,521	0	—
	2	3,521	*	3,521	0	—
	3	3,519	*	3,519	0	—
	Unrestricted Common	0	—	0	0	—
	All	10,561	*	10,561	0	—

Golden Valley, Inc.	1	9,974	*	9,974	0	—
	2	9,974	*	0	9,974	*
	3	9,974	*	0	9,974	*
	Unrestricted Common	0	—	0	0	—
	All	29,922	*	9,974	19,948	*

Harvest Land Co-op, Inc.	1	9,870	*	9,870	0	—
	2	9,870	*	0	9,870	*
	3	9,870	*	0	9,870	*
	Unrestricted Common	0	—	0	0	—
	All	29,610	*	9,870	19,740	*

United Cooperative Association	1	4,922	*	4,922	0	—
	2	4,919	*	4,919	0	—
	3	4,919	*	0	4,919	*
	Unrestricted Common	0	—	0	0	—
	All	14,760	*	9,841	4,919	*

Farmers Coop Grain & Supply	1	4,871	*	4,871	0	—
	2	4,871	*	4,871	0	—
	3	4,868	*	0	4,868	*
	Unrestricted Common	0	—	0	0	—
	All	14,610	*	9,742	4,868	*

Cooperative Elevator Co.	1	9,711	*	9,711	0	—
	2	9,711	*	0	9,711	*
	3	9,711	*	0	9,711	*
	Unrestricted Common	0	—	0	0	—
	All	29,133	*	9,711	19,422	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Blanchard Valley Farmers Coop	1	18,639	1%	9,320	9,319	*
	2	18,637	1%	0	18,637	1%
	3	18,637	1%	0	18,637	1%
	Unrestricted Common	0	—	0	0	—
	All	55,913	*	9,320	46,593	*

North Iowa Cooperative	1	4,478	*	4,478	0	—
	2	4,475	*	4,475	0	—
	3	4,475	*	0	4,475	*
	Unrestricted Common	0	—	0	0	—
	All	13,428	*	8,953	4,475	*

Midwest Coop	1	2,927	*	2,927	0	—
	2	2,924	*	2,924	0	—
	3	2,924	*	2,924	0	—
	Unrestricted Common	0	—	0	0	—
	All	8,775	*	8,775	0	—

Farmers Coop Association	1	6,111	*	6,111	0	—
	2	6,108	*	2,588	3,520	*
	3	6,108	*	0	6,108	*
	Unrestricted Common	0	—	0	0	—
	All	18,327	*	8,699	9,628	*

Farmers Cooperative Co.	1	8,397	*	8,397	0	—
	2	8,397	*	0	8,397	*
	3	8,395	*	0	8,395	*
	Unrestricted Common	0	—	0	0	—
	All	25,189	*	8,397	16,792	*

Central Plains Co-op	1	7,665	*	7,665	0	—
	2	7,665	*	0	7,665	*
	3	7,665	*	0	7,665	*
	Unrestricted Common	0	—	0	0	—
	All	22,995	*	7,665	15,330	*

Falkirk Farmers Elevator	1	2,544	*	2,544	0	—
	2	2,544	*	2,544	0	—
	3	2,544	*	2,544	0	—
	Unrestricted Common	0	—	0	0	—
	All	7,632	*	7,632	0	—

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Ag Partners Cooperative, Inc.	1	2,536	*	2,536	0	—
	2	2,536	*	2,536	0	—
	3	2,534	*	2,534	0	—
	Unrestricted Common	0	—	0	0	—
	All	7,606	*	7,606	0	—

Farmers Co-Op Elevator Co.	1	4,851	*	4,851	0	—
	2	4,851	*	2,426	2,425	*
	3	4,848	*	0	4,848	*
	Unrestricted Common	0	—	0	0	—
	All	14,550	*	7,277	7,273	*

Farmers Cooperative Co.	1	7,259	*	7,259	0	—
	2	7,257	*	0	7,257	*
	3	7,257	*	0	7,257	*
	Unrestricted Common	0	—	0	0	—
	All	21,773	*	7,259	14,514	*

Clarinda Coop Co.	1	4,828	*	4,828	0	—
	2	4,825	*	2,420	2,405	*
	3	4,825	*	0	4,825	*
	Unrestricted Common	0	—	0	0	—
	All	14,478	*	7,248	7,230	*

Producers Cooperative Association	1	6,938	*	6,938	0	—
	2	6,938	*	0	6,938	*
	3	6,935	*	0	6,935	*
	Unrestricted Common	0	—	0	0	—
	All	20,811	*	6,938	13,873	*

Farmers Union Coop Gin-Humphreys	1	6,481	*	6,481	0	—
	2	6,478	*	0	6,478	*
	3	6,478	*	0	6,478	*
	Unrestricted Common	0	—	0	0	—
	All	19,437	*	6,481	12,956	*

AGRIS Co-operative LTD	1	6,386	*	6,386	0	—
	2	6,384	*	0	6,384	*
	3	6,384	*	0	6,384	*
	Unrestricted Common	0	—	0	0	—
	All	19,154	*	6,386	12,768	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Anthony Farmers Cooperative Elev. Co. Inc.	1	6,351	*	6,351	0	—
	2	6,348	*	0	6,348	*
	3	6,348	*	0	6,348	*
	Unrestricted Common	0	—	0	0	—
	All	19,047	*	6,351	12,696	*

Bushland Grain Coop	1	2,077	*	2,077	0	—
	2	2,074	*	2,074	0	—
	3	2,074	*	2,074	0	—
	Unrestricted Common	0	—	0	0	—
	All	6,225	*	6,225	0	—

Farmers Coop Elevator Assn.	1	6,203	*	6,203	0	*
	2	6,204	*	0	6,204	*
	3	6,204	*	0	6,204	*
	Unrestricted Common	0	—	0	0	*
	All	18,611	*	6,203	12,408	*

Beattie Farmers Union Cooperative	1	6,170	*	6,170	0	—
	2	6,167	*	0	6,167	*
	3	6,167	*	0	6,167	*
	Unrestricted Common	0	—	0	0	—
	All	18,504	*	6,170	12,334	*

Newark Farmers Grain Company	1	4,049	*	4,049	0	—
	2	4,047	*	2,000	2,047	*
	3	4,047	*	0	4,047	*
	Unrestricted Common	0	—	0	0	—
	All	12,143	*	6,049	6,094	*

Cooperative Elevator Association	1	9,765	*	6,000	3,765	*
	2	9,762	*	0	9,762	*
	3	9,762	*	0	9,762	*
	Unrestricted Common	0	—	0	0	—
	All	29,289	*	6,000	23,289	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Co-op Services, Inc.	1	5,960	*	5,960	0	—
	2	5,958	*	0	5,958	*
	3	5,958	*	0	5,958	*
	Unrestricted Common	0	—	0	0	—
	All	17,876	*	5,960	11,916	*

Farm Country Coop	1	5,787	*	5,787	0	—
	2	5,787	*	0	5,787	*
	3	5,782	*	0	5,782	*
	Unrestricted Common	0	—	0	0	—
	All	17,356	*	5,787	11,569	*

Rangeland Cooperatives, Inc.	1	5,744	*	5,744	0	—
	2	5,744	*	0	5,744	*
	3	5,744	*	0	5,744	*
	Unrestricted Common	0	—	0	0	—
	All	17,232	*	5,744	11,488	*

Galva Holstein Ag LLC	1	11,439	*	5,720	5,719	*
	2	11,436	*	0	11,436	*
	3	11,436	*	0	11,436	*
	Unrestricted Common	0	—	0	0	—
	All	34,311	*	5,720	28,591	*

OK Cooperative Grain & Mercantile Company	1	5,690	*	5,690	0	—
	2	5,690	*	0	5,690	*
	3	5,687	*	0	5,687	*
	Unrestricted Common	0	—	0	0	—
	All	17,067	*	5,690	11,377	*

Jewell Grain Company	1	5,453	*	5,453	0	—
	2	5,453	*	0	5,453	*
	3	5,450	*	0	5,450	*
	Unrestricted Common	0	—	0	0	—
	All	16,356	*	5,453	10,903	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent

Nemaha County Coop Assn.	1	5,203	*	5,203	0	—
	2	5,203	*	0	5,203	*
	3	5,200	*	0	5,200	*
	Unrestricted Common	0	—	0	0	—
	All	15,606	*	5,203	10,403	*

Jackson Farmers, Inc.	1	3,437	*	3,437	0	—
	2	3,437	*	1,719	1,718	*
	3	3,437	*	0	3,437	*
	Unrestricted Common	0	—	0	0	—
	All	10,311	*	5,156	5,155	*

Antwerp Equity Exchange Co.	1	10,275	*	5,000	5,275	*
	2	10,275	*	0	10,275	*
	3	10,273	*	0	10,273	*
	Unrestricted Common	0	—	0	0	—
	All	30,823	*	5,000	25,823	*

Countyline Co-op, Inc.	1	9,780	*	5,000	4,780	*
	2	9,778	*	0	9,778	*
	3	9,778	*	0	9,778	*
	Unrestricted Common	0	—	0	0	—
	All	29,336	*	5,000	24,336	*

Menomonie Union Farmers Cooperative	1	9,316	*	5,000	4,316	*
	2	9,316	*	0	9,316	*
	3	9,313	*	0	9,313	*
	Unrestricted Common	0	—	0	0	—
	All	27,945	*	5,000	22,945	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Southern Plains Coop	1	4,838	*	4,838	0	—
	2	4,838	*	0	4,838	*
	3	4,838	*	0	4,838	*
	Unrestricted Common	0	—	0	0	—
	All	14,514	*	4,838	9,676	*

Archer Cooperative Grain Co.	1	4,835	*	4,835	0	—
	2	4,833	*	0	4,833	*
	3	4,833	*	0	4,833	*
	Unrestricted Common	0	—	0	0	—
	All	14,501	*	4,835	9,666	*

Farmers Coop Co.	1	1,572	*	1,572	0	—
	2	1,572	*	1,572	0	—
	3	1,572	*	1,572	0	—
	Unrestricted Common	0	—	0	0	—
	All	4,716	*	4,716	0	—

La Coopérative Agricole d’ Embrun Iteć	1	3,024	*	3,024	0	—
	2	3,024	*	1,500	1,524	*
	3	3,021	*	0	3,021	*
	Unrestricted Common	0	—	0	0	—
	All	9,069	*	4,524	4,545	*

Sooner Cooperative, Inc.	1	4,516	*	4,516	0	—
	2	4,514	*	0	4,514	*
	3	4,514	*	0	4,514	*
	Unrestricted Common	0	—	0	0	—
	All	13,544	*	4,516	9,028	*

Farmers Cooperative Elevator Co.	1	4,496	*	4,496	0	—
	2	4,496	*	0	4,496	*
	3	4,496	*	0	4,496	*
	Unrestricted Common	0	—	0	0	—
	All	13,488	*	4,496	8,992	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Farmers Cooperative Elevator Company	1	2,240	*	2,240	0	—
	2	2,240	*	2,240	0	—
	3	2,240	*	0	2,240	—
	Unrestricted Common	0	—	0	0	—
	All	6,720	*	4,480	2,240	*

4 Seasons Cooperative(7)	1	8,586	*	4,293	4,293	*
	2	8,586	*	0	8,586	*
	3	8,586	*	0	8,586	*
	Unrestricted Common	0	—	0	0	—
	All	25,758	*	4,293	21,465	*

Colton Farmers Elevator Co.	1	3,702	*	3,702	0	—
	2	3,702	*	0	3,702	*
	3	3,702	*	0	3,702	*
	Unrestricted Common	0	—	0	0	—
	All	11,106	*	3,702	7,404	*

Farmers Cooperative Company	1	3,687	*	3,687	0	—
	2	3,687	*	0	3,687	*
	3	3,684	*	0	3,684	*
	Unrestricted Common	0	—	0	0	—
	All	11,058	*	3,687	7,371	*

Hull Cooperative Association	1	2,401	*	2,401	0	—
	2	2,401	*	1,201	1,200	*
	3	2,398	*	0	2,398	*
	Unrestricted Common	0	—	0	0	—
	All	7,200	*	3,602	3,598	*

Cooperative Grain & Supply	1	2,360	*	2,360	0	—
	2	2,360	*	1,180	1,180	*
	3	2,360	*	0	2,360	*
	Unrestricted Common	0	—	0	0	—
	All	7,080	*	3,540	3,540	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Mid-County Cooperative	1	1,105	*	1,105	0	—
	2	1,105	*	1,105	0	—
	3	1,102	*	1,102	0	—
	Unrestricted Common	0	—	0	0	—
	All	3,312	*	3,312	0	*

Pro-Ag Farmers Cooperative	1	3,238	*	3,238	0	—
	2	3,238	*	0	3,238	*
	3	3,235	*	0	3,235	*
	Unrestricted Common	0	—	0	0	—
	All	9,711	*	3,238	6,473	*

Panhandle Cooperative Association	1	1,079	*	1,079	0	*
	2	1,077	*	1,077	0	*
	3	1,077	*	1,077	0	*
	Unrestricted Common	0	*	0	0	*
	All	3,233	*	3,233	0	*

The Farmers Cooperative	1	2,825	*	2,825	0	—
	2	2,825	*	0	2,825	*
	3	2,825	*	0	2,825	*
	Unrestricted Common	0	—	0	0	—
	All	8,475	*	2,825	5,650	*

Gateway Coop	1	929	*	929	0	—
	2	926	*	926	0	—
	3	926	*	926	0	—
	Unrestricted Common	0	—	0	0	—
	All	2,781	*	2,781	0	—

Coop Elevator Co. of Greenwood	1	873	*	873	0	—
	2	873	*	873	0	—
	3	870	*	870	0	—
	Unrestricted Common	0	—	0	0	—
	All	2,616	*	2,616	0	—

Rocky Farmers Cooperative Inc.	1	2,483	*	2,483	0	—
	2	2,483	*	0	2,483	*
	3	2,483	*	0	2,483	*
	Unrestricted Common	0	—	0	0	—
	All	7,449	*	2,483	4,966	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Farmers Elevator Company	1	1,217	*	1,217	0	—
	2	1,217	*	1,217	0	—
	3	1,215	*	0	1,215	*
	Unrestricted Common	0	—	0	0	—
	All	3,649	*	2,434	1,215	*

Walters Coop Elevator Assn.	1	2,049	*	2,049	0	—
	2	2,049	*	0	2,049	*
	3	2,049	*	0	2,049	*
	Unrestricted Common	0	—	0	0	—
	All	6,147	*	2,049	4,098	*

Farmers Union Coop Supply Co.	1	1,855	*	1,855	0	—
	2	1,852	*	0	1,852	*
	3	1,852	*	0	1,852	*
	Unrestricted Common	0	—	0	0	—
	All	5,559	*	1,855	3,704	*

Hadley Farmers Elevator Company	1	605	*	605	0	—
	2	605	*	605	0	—
	3	602	*	602	0	—
	Unrestricted Common	0	—	0	0	—
	All	1,812	*	1,812	0	—

Prairie Pride Cooperative	1	515	*	515	0	—
	2	515	*	515	0	—
	3	513	*	513	0	—
	Unrestricted Common	0	—	0	0	—
	All	1,543	*	1,543	0	—

Hartford Farmers Elevator	1	1,523	*	1,523	0	—
	2	1,523	*	0	1,523	*
	3	1,523	*	0	1,523	*
	Unrestricted Common	0	—	0	0	—
	All	4,569	*	1,523	3,046	*

Farmers Cooperative Company	1	4,327	*	1,500	2,827	*
	2	4,325	*	0	4,325	*
	3	4,325	*	0	4,325	*
	Unrestricted Common	0	—	0	0	—
	All	12,977	*	1,500	11,477	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Adell Cooperative Union	1	1,485	*	1,485	0	—
	2	1,482	*	0	1,482	*
	3	1,482	*	0	1,482	*
	Unrestricted Common	0	—	0	0	—
	All	4,449	*	1,485	2,964	*

Bleyhl Farm Service, Inc.	1	472	*	472	0	—
	2	469	*	469	0	—
	3	469	*	469	0	—
	Unrestricted Common	0	—	0	0	—
	All	1,410	*	1,410	0	—

Diane Nichas(8)	1	0	—	0	0	—
	2	0	—	0	0	—
	3	0	—	0	0	—
	Unrestricted Common	4,391	*	1,375	3,016	*
	All	4,391	*	1,375	3,016	*

State Line Grain Company	1	1,324	*	1,324	0	—
	2	1,324	*	0	1,324	*
	3	1,324	*	0	1,324	*
	Unrestricted Common	0	—	0	0	—
	All	3,972	*	1,324	2,648	*

Custer City Farmers Coop Exch.	1	3,429	*	1,283	2,146	*
	2	3,427	*	0	3,427	*
	3	3,427	*	0	3,427	*
	Unrestricted Common	0	—	0	0	—
	All	10,283	*	1,283	9,000	*

Equity Elevator & Trading Co.	1	4,350	*	1,000	3,350	*
	2	4,350	*	0	4,350	*
	3	4,348	*	0	4,348	*
	Unrestricted Common	0	—	0	0	—
	All	13,048	*	1,000	12,048	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
Jennings-Gomer Equity, Inc.	1	1,921	*	1,000	921	*
	2	1,919	*	0	1,919	*
	3	1,919	*	0	1,919	*
	Unrestricted Common	0	—	0	0	—
	All	5,759	*	1,000	4,759	*

Kevin Ketelsen(8)	1	0	—	0	0	—
	2	0	—	0	0	—
	3	0	—	0	0	—
	Unrestricted Common	2,500	*	1,000	1,500	*
	All	2,500	*	1,000	1,500	*

Farmers Coop Oil Company	1	311	*	311	0	—
	2	311	*	311	0	—
	3	309	*	309	0	—
	Unrestricted Common	0	—	0	0	—
	All	931	*	931	0	—

Kathleen K. Satory Baumgard(8)	1	0	—	0	0	—
	2	0	—	0	0	—
	3	0	—	0	0	—
	Unrestricted Common	700	*	700	0	—
	All	700	*	700	0	—

United Co-Operative Farmers, Inc.	1	186	*	186	0	—
	2	186	*	186	0	—
	3	186	*	186	0	—
	Unrestricted Common	0	—	0	0	—
	All	558	*	558	0	—

Gregory A. Greves(8)	1	20,000	1%	0	20,000	1%
	2	20,000	1%	0	20,000	1%
	3	20,000	1%	0	20,000	1%
	Unrestricted Common	17,079	*	500	16,579	*
	All	77,079	*	500	76,579	*

		Shares of common stock beneficially owned	Percent of common stock of series beneficially owned	Number of shares of common stock sold pursuant to this offering	Shares beneficially owned after offering
Name of beneficial owner	Series				Number	Percent
George J. Nickas(8)	1	0	—	0	0	—
	2	0	—	0	0	—
	3	0	—	0	0	—
	Unrestricted Common	11,350	*	500	10,850	*
	All	11,350	*	500	10,850	*

Edjar J. Hicks(8)	1	0	—	0	0	—
	2	0	—	0	0	—
	3	0	—	0	0	—
	Unrestricted Common	1,000	*	500	500	*
	All	1,000	*	500	500	*

Farmers Exchange	1	89	*	89	0	—
	2	87	*	87	0	—
	3	87	*	87	0	—
	Unrestricted Common	0	—	0	0	—
	All	263	*	263	0	—

Mike E. Shields(8)	1	0	—	0	0	—
	2	0	—	0	0	—
	3	0	—	0	0	—
	Unrestricted Common	28,200	*	250	27,950	*
	All	28,200	*	250	27,950	*

Ag Supply Co.	1	15	*	15	0	—
	2	15	*	15	0	—
	3	13	*	13	0	—
	Unrestricted Common	0	—	0	0	—
	All	43	*	43	0	—

Midwest Development, Inc.	1	10	*	10	0	—
	2	8	*	8	0	—
	3	8	*	8	0	—
	Unrestricted Common	0	—	0	0	—
	All	26	*	26	0	—

GRAND TOTAL	1	1,081,062	29.04%	977,335	103,727	3.8%
	2	1,080,954	29.04%	534,940	546,014	17.1%
	3	1,080,853	29.04%	347,942	732,911	23%
	Unrestricted Common	65,220	*	4,825	60,395	*
	All	3,308,089	18.1%	1,865,042	1,443,047	7.9%

*	Less than one percent.
(1)	Although our currently issued and outstanding shares of common stock are registered under the Securities Act, shares of Series 1, 2 and 3 common stock are subject to significant transfer restrictions under our certificate of incorporation as described under “Description of Capital Stock—Transfer Restrictions” in the accompanying prospectus. The transfer restriction periods will expire:
•	on September 17, 2007, in the case of Series 1 common stock,
•	on March 15, 2008, in the case of Series 2 common stock, and
•	on September 11, 2008, in the case of Series 3 common stock.

Upon expiration of the transfer restrictions, the shares of Series 1, 2 and 3 common stock will automatically convert into unrestricted shares of common stock.

(2)	Brent Bunte, the manager of NEW Cooperative, is a member of our board of directors.
(3)	Douglas Derscheid, the president and CEO of Central Valley Ag Cooperative, is a member of our board of directors.
(4)	CoBank, ACB, provides credit facilities to us for margin calls and commodity financing. CoBank also has provided a credit facility in support of our grain merchandising business.
(5)	Tom Leiting, the manager of River Valley Cooperative, is a member of our board of directors.
(6)	Jack Friedman, the manager of Innovative Ag Services Co., is a member of our board of directors.
(7)	Dave Andresen, the general manager of 4 Seasons Cooperative, is a member of our board of directors.
(8)	Selling stockholder is employed by us, but is not an executive officer.

UNDERWRITING

BMO Capital Markets Corp. and Banc of America Securities LLC are acting as the representatives of the underwriters. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase from the selling stockholders, and the selling stockholders have agreed to sell to such underwriter, the respective number of shares of common stock shown opposite its name below.

Underwriter	Number of Shares
BMO Capital Markets Corp.
Banc of America Securities LLC
William Blair & Company, L.L.C.
Raymond James & Associates, Inc.
Sandler O’Neill + Partners, L.P.

Total	1,865,042

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares if they purchase any of the shares.

The representatives have advised the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. If all of the shares are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms. The representatives have advised the selling stockholders that the underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

We and our executive officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. The representatives, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

The following table summarizes the underwriting discounts and commissions that the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share	Total

Underwriting Discounts and Commissions	$	$

We estimate that our and the selling stockholders total expenses in connection with the offering will be $            . The selling stockholders will be responsible for the expenses we incur in connection with the offering.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “FCSX.”

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, penalty bids or purchases and passive market making for the purposes of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The underwriters may close out any short position by purchasing shares in the open market.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions. The position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

The shares have not been and will not be registered with the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários—CVM) for public offer or distribution and accordingly they may not be offered or sold in the Federative Republic of Brazil, except in circumstances that do not qualify as a public offer or sale, as defined by the rules issued by the CVM.

The underwriters expect to facilitate Internet distribution for this offering to certain of their Internet subscription customers through affiliated broker-dealers and other intermediaries . Certain underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on Internet websites maintained by the representatives. Any allocation for Internet distributions will be made by the underwriters on the same basis as other allocations. In addition, shares of common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Certain of the underwriters have performed investment and commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. Harris N.A., an affiliate of BMO

Capital Markets Corp., is a lender to us under a $15 million unsecured credit agreement to meet margin calls, a $5.0 million facility used to secure grain deliveries, a $2.5 million letter of credit facility and a $375,000 letter of credit facility. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered by this prospectus supplement will be passed upon for us and the selling stockholders by Stinson Morrison Hecker LLP, Kansas City, Missouri. Certain legal matters with respect to the common stock offered by this prospectus supplement will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

PROSPECTUS

FCStone Group, Inc.

Common Stock

From time to time, we and certain selling stockholders may offer and sell shares of our common stock in amounts, at prices and on terms that will be determined at the time of the offering.

This prospectus describes some of the general terms that apply to these securities. The specific terms of the common stock then being offered will be described in supplements to this prospectus or other offering materials. The prospectus supplements or other offering materials may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement or other applicable offering materials carefully before you make your investment decision.

We and any selling stockholders may offer and sell these securities through one or more underwriters, dealers and agents, underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis. The applicable prospectus supplement or other applicable offering materials for each offering will describe in detail the plan of distribution for that offering.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “FCSX.” Each applicable prospectus supplement or other applicable offering materials will indicate if the securities offered thereby will be listed on any securities exchange. The last reported sales price of our common stock on the NASDAQ Global Select Market on July 11, 2007 was $55.69 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our principal executive office is located at 2829 Westown Parkway, Suite 100, West Des Moines, Iowa 64108. The telephone number for our principal executive office is (515) 223-3788.

The date of this prospectus is July 12, 2007.

PROSPECTUS SUMMARY

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf process, we may, from time to time, sell common stock described in this prospectus, in one or more offerings and selling stockholders to be named in a prospectus supplement or other offering materials may, from time to time, sell our common stock in one or more offerings.

This prospectus provides you with a general description of the common stock we or selling stockholders may offer. Each time we or selling stockholders offer and sell common stock, we will provide a prospectus supplement or other offering materials that contain specific information about the terms of that offering, including the specific amounts, prices and terms of the common stock offered. The prospectus supplement or other offering materials also may add to, update or change information provided in this prospectus. You should read this prospectus, the applicable prospectus supplement, the other applicable offering materials and the other information described under the heading “Where You Can Find More Information” prior to investing.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus, any applicable supplement to this prospectus or any other applicable offering materials. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any applicable supplement to this prospectus or any other applicable offering materials as if we had authorized it. This prospectus, any applicable prospectus supplement and any other applicable offering materials do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the common stock to which they relate. Nor do this prospectus, any accompanying prospectus supplement or any other applicable offering materials constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should assume that the information appearing in this prospectus, the accompanying prospectus supplement or any other offering materials is accurate only as of the date on their respective covers, and you should assume that the information appearing in any document incorporated or deemed to be incorporated by reference in this prospectus, any accompanying prospectus supplement or any other applicable offering materials is accurate only as of the date that document was filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “we,” “our,” “us,” the “Company” or “FCStone” refer to FCStone Group, Inc., and its direct and indirect subsidiaries. When we refer to our “Certificate of Incorporation” we mean FCStone Group, Inc.’s Certificate of Incorporation. When we refer to our “Bylaws” we mean FCStone Group, Inc.’s Bylaws.

OUR COMPANY

We are an integrated commodity risk management company providing risk management consulting and transaction execution services to commercial commodity intermediaries, end-users and producers. We assist primarily middle-market customers in optimizing their profit margins and mitigating their exposure to commodity price risk. In addition to our risk management consulting services, we operate one of the leading independent clearing and execution platforms for exchange-traded futures and options contracts. In the 12 months ended May 31, 2007, we served more than 7,500 customers and transacted more than 54.1 million contracts in the exchange-traded and over-the-counter (“OTC”) markets. As a natural complement to our commodity risk management consulting services, we also assist our customers with the financing, transportation and merchandising of their physical commodity requirements and inventories.

We began offering commodity risk management consulting services to grain elevators in 1968. Since that time, our business has evolved to meet the changing needs of our customers. In response to these changing needs, we expanded our risk management services from a focus on agricultural futures and options to a wider array of instruments, including OTC derivatives, and to other commodities, including energy commodities, forest products and food products. We operated as a member-owned cooperative until 2005, when we converted to a stock corporation to improve our access to capital and to facilitate continued growth in our operations.

We provide our customers with various levels of commodity risk management services, ranging from value-added consulting services delivered through our Integrated Risk Management Program (“IRMP”) to lower-margin clearing and execution services for exchange-traded futures and options. Our consultative focus is demonstrated by the IRMP, which involves providing our customers with commodity risk management consulting services that are designed to help them mitigate their exposure to commodity price risk and maximize the amount and certainty of their operating profits. In performing consulting services, we educate our customers as to the commodity risks that they may encounter and how they can use the derivative markets to mitigate those risks. The IRMP forms the basis of our value-added approach and serves as a competitive advantage in customer acquisition and retention. We offer our customers access to both exchange-traded and OTC derivative markets, integrating the two platforms into a combined product offering delivered by our approximately 100 commodity risk management consultants.

We also offer clearing and execution services to a broad array of exchange-traded futures and options market participants including commercial accounts, professional traders, managed futures funds, introducing brokers and retail customers. We are a futures commission merchant (“FCM”) with clearing-member status at all of the major U.S. commodity futures and options exchanges. As of May 31, 2007, we were the third largest FCM in the U.S., as measured by required customer segregated assets, not affiliated with a major financial institution or commodity intermediary, end-user or producer.

In addition to offering our commodity and risk management services and clearing and execution services discussed above, we also operate in two other related businesses. We offer financing services that help our customers finance physical grain inventories and other commodities. We also provide financial support for commodity or commodity-related transactions in exchange for a share of customer profits. In our grain merchandising business, we operate through our minority interest in FGDI, LLC (“FGDI”). FGDI acts as a grain dealer in the United States and international markets, primarily Asia, Latin America and Canada. The primary role of FGDI is to link merchandisers of grain products through our network of industry contacts, serving as an intermediary to facilitate the purchase and sale of grain. Prior to June 1, 2007, we owned 70% of FGDI. On June 1, 2007, we sold a portion of our interest in FGDI to Agrex, Inc., a subsidiary of Mitsubishi and the other existing member of FGDI, to provide greater resources to expand our operations. We retained a 25% interest in the equity of FGDI to allow us to continue to benefit from FGDI’s network of industry contacts and grain merchandising capabilities.

Since our conversion to a stock corporation in 2005 we have been subject to the ongoing reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On March 16, 2007 our common stock began trading on the NASDAQ Global Select Market under the trading symbol “FCSX.” On March 21, 2007 we closed the initial public offering of our common stock.

We are incorporated in the state of Delaware. Our principal offices are located at 2829 Westown Parkway, Suite 100, West Des Moines, Iowa 50266, and our telephone number is (515) 223-3788. We also have a website located at www.fcstone.com. The information that appears on our website is not part of, and is not incorporated into this prospectus.

FORWARD-LOOKING STATEMENTS

With the exception of historical information, this prospectus, any prospectus supplement and our reports filed under the Exchange Act and incorporated by reference in this prospectus and other offering materials and documents deemed to be incorporated by reference herein or therein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, such as those pertaining to our plans, strategies and prospects, both business and financial. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, strategy, anticipated, estimated or projected results or achievements expressed or implied by these forward-looking statements. These factors include, among other things, customer acceptance of risk management, commodity price volatility, transaction volumes, interest rates and our ability to develop new products for our customers. You should also consider the risks described in the “Risk Factors” section of our most recent annual report on Form 10-K and, to the extent applicable, our quarterly reports on Form 10-Q, in evaluating any forward-looking statements included or incorporated by reference in this prospectus.

In some cases, you can identify forward-looking statements by use of words such as “will be,” “intend,” “continue,” “believe,” “may,” “expect,” “hope,” “anticipate,” “goal,” “forecast,” or other comparable terms, or by discussions of strategy, plans or intentions.

There is no assurance the events discussed or incorporated by reference in this prospectus or any prospectus supplement or circumstances reflected in the forward-looking statements will occur and actual results, performance or achievements could differ materially from those anticipated or implied in the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or any prospectus supplement whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the proceeds of any securities sold for general corporate purposes. Unless otherwise set forth in a prospectus supplement, to the extent any shares of our common stock are being offered for the account of selling stockholders, we will not receive any of the proceeds of the sale of such shares by such stockholders.

DESCRIPTION OF COMMON STOCK

The following description of our shares of common stock is only a summary and is subject to, and qualified in its entirety by reference to, the provision governing such shares contained in our Certificate of Incorporation and Bylaws, copies of which we have previously filed with the SEC. Because it is a summary, it does not contain all of the information that may be important to you. See “Where You Can Find More Information” for information about how to obtain copies of our Certificate of Incorporation and Bylaws. This summary also is subject to and qualified by reference to the descriptions of the particular terms of the common stock described in the applicable prospectus supplement or other applicable offering materials.

Our Certificate of Incorporation authorizes us to issue up to 20 million shares of preferred stock, par value $0.0001, and 40 million shares of common stock, par value $0.0001, 10 million shares of which are designated as Series 1 Common Stock, 10 million shares of which are designated as Series 2 Common Stock, and 10 million shares as Series 3 Common Stock. As of July 11, 2007, there were 18,277,711 shares of our common stock outstanding, which includes 3,722,069 shares of Series 1 Common Stock, 3,721,596 shares of Series 2 Common Stock, 3,721,198 shares of Series 3 Common Stock and 7,112,848 shares of unrestricted common stock. The shares of common stock, including the shares of Series 1, 2 and 3 Common Stock, are identical, except that the shares of Series 1, 2, and 3 Common Stock, collectively referred to as “Restricted Common Stock,” are subject to transfer restrictions and the transfer restrictions associated with each series have a different duration. All shares of Series 1, 2 and 3 Common Stock will automatically convert into shares of unrestricted common stock upon expiration of the respective transfer restriction periods, will be retired and will not be reissued as shares of any series of Restricted Common Stock, but will instead resume the status of, and become authorized and unissued shares of, unrestricted common stock. Our board of directors has the ability to reduce the duration of, or to eliminate, in whole or in part, the transfer restrictions applicable to each series of Restricted Common Stock of our Company as summarized below.

Common Stock

Dividends

Subject to the limitations under the General Corporation Law of the State of Delaware (“DGCL”) and any preferential dividend rights of outstanding preferred stock, holders of our common stock are entitled to receive their pro rata share of such dividends or other distributions as may be declared by our board of directors from time to time out of funds legally available therefor.

General Voting Rights

Unless otherwise required by our Certificate of Incorporation or applicable law, holders of our common stock are entitled to one vote per share with respect to all matters upon which our stockholders are entitled to vote generally, including amendments to our Certificate of Incorporation, mergers, sales of all or substantially all of our corporate assets or property or a dissolution. Holders of our common stock also are entitled to one vote per share in the election of directors to our board of directors. The holders of our common stock do not have cumulative voting rights.

No Conversion, Preemptive or Subscription Rights

The holders of our common stock have no conversion, preemptive or subscription rights, other than the automatic conversion, and conversion under other limited circumstances, of the Restricted Common Stock into unrestricted common stock as described below.

Liquidation Rights

Subject to any preferential dividend rights of outstanding preferred stock, upon any liquidation, dissolution or winding up of our Company, whether voluntary or involuntary, holders of common stock are entitled to receive their pro rata share of such assets as are available for distribution to stockholders. In other words, each share of common stock has equal liquidation rights.

Transfer Restrictions

Certain of our currently issued and outstanding shares of common stock are registered under the Securities Act but, nonetheless, are subject to significant transfer restrictions under our Certificate of Incorporation. During the applicable transfer restriction periods referred to below, shares of Restricted Common Stock are permitted to be transferred only under the following circumstances:

•	shares of Restricted Common Stock are transferable to any party approved in advance by the board of directors,

•	shares of Restricted Common Stock issued to any employee stock ownership plan of our Company are transferable as provided in such plan,

•	shares of Restricted Common Stock are transferable by operation of law, and

•	shares of Restricted Common Stock are transferable in a “permitted transfer.”

“Permitted transfers” of Restricted Common Stock include:

•

“conversion transfers,” in which Restricted Common Stock of our Company is converted into unrestricted common stock in connection with transfers to our Company, transfers made in our initial public offering and other conversion transfers approved by our board of directors, and

•

“non-conversion transfers,” in which Restricted Common Stock of our Company is not converted into unrestricted common stock and remains subject to transfer restrictions in connection with transfers to parties who are then stockholders of our company, transfers to certain family members for estate planning or education purposes, bona fide pledges to lending or financial institutions and other non-conversion transfers approved by our board of directors.

The transfer restriction periods for the Restricted Common Stock will expire:

•	on September 17, 2007, in the case of Series 1 Common Stock,

•	on March 15, 2008, in the case of Series 2 Common Stock, and

•	on September 11, 2008, in the case of Series 3 Common Stock.

Our board of directors has the ability to reduce the duration of, or to eliminate, in whole or in part, the transfer restrictions applicable to each series of Restricted Common Stock of our Company.

None of the shares of common stock sold pursuant to this prospectus will be subject to the transfer restrictions under our Certificate of Incorporation. None of the currently outstanding shares of common stock will be subject to restrictions on transfer as of September 11, 2008. When the transfer restriction period for the applicable series of Restricted Common Stock expires, all shares of such series no longer will be subject to the transfer restrictions and automatically will convert into the same number of shares of unrestricted common stock.

Other Provisions

There are no sinking fund provisions applicable to our common stock nor is it subject to calls or assessments by us.

Matters Relating to a Change in Our Control or Other Extraordinary Corporate Transactions

Certain provisions in our Certificate of Incorporation and our Bylaws could delay, defer or prevent a change in our control or other extraordinary corporate transaction involving us. These provisions and Delaware law may make it more difficult for a potential acquiror to acquire us by means of a transaction that is not negotiated with our board of directors. These provisions could delay, defer or prevent entirely a merger or acquisition that our stockholders consider favorable. Our board of directors is not aware of any current effort to accumulate shares of our common stock or to otherwise obtain control of us and does not currently contemplate adopting or recommending the approval of any other action that might have the effect of delaying, deferring or preventing a change in control of us. The following is a brief summary of the provisions of our Certificate of Incorporation, our Bylaws and certain provisions of Delaware law that could have such effect.

Classified Board

Our Certificate of Incorporation provides that the number of directors constituting our board of directors shall be fixed in the manner provided in our Bylaws. Our Bylaws provide that the number of directors shall be the same as the number of our initial board of directors. However, this number may be increased or decreased by our board of directors. There currently are twelve directors serving on our board. Our Certificate of Incorporation provides that our board of directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the whole board of directors permits, with the term of office of one class expiring each year.

Under Delaware law, the directors of a corporation that has a classified board within the meaning of Delaware law may be removed by the corporation’s stockholders only for cause unless the corporation’s certificate of incorporation provides otherwise. Additionally, as a result of the classification of our board, two annual meetings of stockholders may be required for the stockholders to change a majority of the directors on our board. Our Certificate of Incorporation provides for the removal of any director or the entire board of directors at any time, but only for cause and only by the affirmative vote of the holders of two-thirds (2/3) or more of the outstanding shares of our common stock. For these purposes, the term “for cause” means the commission of a felony, or a finding by a court of competent jurisdiction of liability for negligence, or misconduct, in the performance of the director’s duty to our Company in a matter of substantial importance to our Company, where such adjudication is no longer subject to direct appeal. If the holders of any series of preferred stock have the right to elect one or more directors, the provisions relating to the removal of any director or the entire board of directors would not apply to any director so elected.

Our Bylaws provide that vacancies on the board resulting from removal or for any other reason will, unless otherwise required by law, be filled only by a majority vote of the directors then in office, and not by our stockholders. The classification of directors into three classes with staggered terms, the inability of stockholders to remove directors without cause and the inability of stockholders to fill vacancies on the board will make it more difficult to change the composition of our board and in turn may have the effect of delaying, deferring or preventing a change in control of our Company.

No Cumulative Voting

The DGCL provides that stockholders of a corporation are not entitled to the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

Advance Notice of Director Nominations and New Business

The nominating committee of our board of directors is composed entirely of at least three independent members of the board of directors who have been appointed by the board of directors. However, the holders of common stock are entitled to directly nominate persons to stand for election as directors of our Company if the nominee is qualified and such stockholder satisfies certain advance notice requirements contained in our Bylaws.

Our Bylaws provide that advance notice must be delivered to us of any business to be brought by holders of common stock before an annual meeting of the stockholders and of any nominations by stockholders of persons for election to our board of directors at our annual meeting.

Generally, for business to be brought before an annual meeting of our stockholders, holders of our common stock must give written notice to the secretary of our Company not less than 120 days prior to the anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of our stockholders. In each case, the notice must set forth specific information regarding such stockholder and each director nominee or other business proposed by holders of common stock, as applicable, as provided in our Bylaws.

In the proxy statement and form of proxy prepared and delivered in connection with an annual meeting of stockholders, we will, at our own expense, include the name of any nominee submitted by a stockholder and all other information related to such nominee that is provided with respect to the board of directors’ nominees in such proxy statement and form of proxy in the event that:

•	a holder of common stock proposes to nominate an individual for election or reelection as a director of our Company, and

•	such stockholder has satisfied each of the terms and conditions described above for the nomination of such nominee.

Except for nominations by holders of our common stock for persons to be elected to the board of directors of our Company at a special meeting of our stockholders at which directors are to be elected, stockholders are not permitted to make proposals, or bring other business, at a special meeting of the stockholders of our Company. If we call a special meeting of the stockholders for the purpose of electing one or more directors to our board, stockholders may nominate persons for election to the board by giving written notice to the secretary of our Company not later than ten days following the date a public announcement of the special meeting date is made.

No Action by Written Consent of Stockholders; Calling of Special Meetings by Stockholders

Our Certificate of Incorporation requires that all actions of the holders of common stock must be taken by a vote of such holders at an annual or special meeting, and such stockholders are not permitted to take action by written consent without a meeting. It also provides that only the chairman of the board, the president or the board of directors of our Company may call special meetings of our stockholders. The holders of common stock have no right to require us to call a special meeting of the stockholders.

Supermajority Voting Provisions

The approval of our board of directors and of the holders of outstanding shares of common stock are required in order to amend our Certificate of Incorporation. In the case of the approval of stockholders, the following votes will be required:

•

the approval of the holders of at least two-thirds (2/3) of the outstanding shares of all classes of capital stock of our company entitled to vote will be required to adopt any amendment to the provisions of the Certificate of Incorporation relating to (1) the transfer restrictions applicable to the Series 1, 2 and 3 Common Stock, (2) the size and structure of our board of directors, (3) the qualifications and means of removing our directors, (4) the amendment of our Bylaws, or (5) the amendment of the Certificate of Incorporation,

•

unless approved by a majority of the disinterested directors then in office, the approval of at least 80% of all the outstanding shares of our common stock and at least 50% of our common stock not held by the beneficial owner (and any associate or affiliate of such a beneficial owner) of 5% or more of the common stock will be required to approve any business combination with the beneficial owner of 5% or more of our common stock,

•

the approval of the holders of at least three-fourths (3/4) of the outstanding shares of common stock will be required to adopt any amendment to the provisions of the Certificate of Incorporation relating to the dissolution of our Company, and

•

the approval of the holders of at least a majority of the outstanding capital stock entitled to vote will be required to adopt any amendment to all other provisions of the Certificate of Incorporation.

Board Authority to Amend Bylaws

The board of directors of our Company has the authority to adopt, amend or repeal our Bylaws without the approval of the holders of our common stock. However, the holders of our common stock have the right to initiate, without the approval of our board of directors, proposals to adopt, amend or repeal our Company Bylaws. The approval of a majority of the votes cast at any annual or special meeting of the holders of common stock is required in order to adopt, repeal or amend the Bylaws in response to such stockholder proposals.

Delaware Anti-Takeover Statute

We are a Delaware corporation which is subject to Section 203 of the DGCL. Subject to certain exceptions, this statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•

upon the completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of this statute, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or a person who is an affiliate of the corporation and who did own, within the three years prior to the date of determination whether the person is an “interested stockholder,” 15% or more of the corporation’s voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitation of Liability of Directors

As authorized by Delaware corporation law and as provided for in our Certificate of Incorporation, a director of our Company is not personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Delaware corporation law, or

•	for any transaction from which the director derived an improper personal benefit.

We are obligated to indemnify our directors and officers to the fullest extent permitted by law. To this end, we have entered into indemnification agreements with our directors and certain of our officers providing for procedures for indemnification by us to the fullest extent permitted by law and advancement by us of certain expenses and costs relating to claims, suits or proceedings arising from their services to us. Our Bylaws also permit us to secure insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether our Bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance for the purpose of funding the provision of any such indemnification.

The inclusion of these provisions in our Certificate of Incorporation and Bylaws may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our Company and our stockholders. In addition, the stockholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent

The transfer agent and registrar for our shares is UMB Bank, n.a.

Listing

Our common stock is listed and traded on the NASDAQ Global Select Market under the trading symbol “FCSX.”

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance with those requirements, we file reports and other information with the SEC. The reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can be obtained by mail from the Public Reference Section of the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other materials that are filed through the SEC Electronic Data Gathering Analysis and Retrieval (EDGAR) system.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, covering the common stock described in this prospectus. You should be aware that this prospectus does not contain all of the information contained or incorporated by reference in the registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information that we have filed with the SEC, as described in the preceding paragraph. Statements contained in this prospectus concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus or information we later file with the SEC, modifies or replaces that information.

The documents listed below have been filed by us under the Exchange Act and are incorporated by reference in this prospectus:

1.	Annual Report on Form 10-K for the year ended August 31, 2006 filed on November 29, 2006, including an amendment thereto filed on Form 10-K/A on February 5, 2007;

2.	Quarterly Reports filed on Form 10-Q for the quarters ended November 30, 2006 and February 28, 2007, which we filed with the SEC on January 15, 2007 and April 16, 2007, respectively;

3.	Current Reports on Form 8-K filed December 6, 2006, December 6, 2006, January 19, 2007, March 16, 2007, March 29, 2007, and June 5, 2007; and

4.	The description of our common stock included in our Registration Statement on Form 8-A filed on March 14, 2007.

In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information that is deemed to have been “furnished” and not “filed” with the SEC) after the date of this prospectus and prior to the termination of the offering of the common stock covered by this prospectus are incorporated by reference herein.

To obtain a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) please contact us at:

Investor Relations Department

FCStone Group, Inc.

10330 NW Prairie View Road

Kansas City, Missouri 64153

Attn: William Dunaway

(816) 457-6246

Our SEC filings also are available on our Internet website at www.fcstone.com. The information on our website is not, and you must not consider the information to be, a part of this prospectus.

LEGAL MATTERS

Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri. Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for underwriters, dealers or agents, if any, by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

Our consolidated financial statements and schedules as of August 31, 2006 and August 31, 2005 and for each of the years in the three-year period ended August 31, 2006, have been incorporated by reference in this prospectus and in the registration statement of which this prospectus is a part, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Set forth below is an estimate (except in the case of the registration fee) of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the offered securities, other than underwriting discounts and commissions.

Amount to be Paid
Securities and Exchange Commission Registration Fee	$	*
Accounting Fees and Expenses		**
Legal Fees and Expenses		**
Miscellaneous Expenses (Including Printing Expenses)		**

Total	$	**

*	Deferred in accordance with Rules 456(b) and 457(r) under the Securities Act.
**	An estimate of the various expenses in connection with the sale and distribution of the securities being offered will be included in the applicable prospectus supplement.

Item 15.	Indemnification of Directors and Officers

Section 145 of Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under some circumstances for liabilities arising under the Securities Act and to provide for the reimbursement of expenses incurred.

As permitted by Delaware corporation law, our Certificate of Incorporation provides that we will indemnify our directors, officers, committee members and employees and may indemnify our agents to the fullest extent permitted by law. Our Bylaws also permit us to secure insurance on behalf of any officer, director, committee member, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our Bylaws would permit indemnification.

As permitted by Delaware corporation law, our Certificate of Incorporation provides that our directors will not be personally liable to FCStone or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to FCStone or its stockholders,

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided by Delaware corporation law, or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. We have entered into indemnification agreements with our directors and certain of our officers providing for procedures for indemnification by us to the fullest extent permitted by law and advancement by us of certain expenses and costs relating to claims, suits or proceedings arising from their services to us. We have also obtained directors’ and officers’ liability insurance for the purpose of funding the provision of any such indemnification.

Item 16.	Exhibits and Financial Statement Schedules.

The index to exhibits appears immediately following the signature pages to this registration statement.

Item 17.	Undertakings

a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x), for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date it is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or the prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer to sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424:

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

FCStone Group Inc.

1,865,042 Shares

Common Stock

Prospectus Supplement

                , 2007

BMO Capital Markets	Banc of America Securities LLC

William Blair & Company	Raymond James	Sandler O’Neill + Partners, L.P.